Form 10-K, Exhibit 13
period 1995-09-30
MPSI SYSTEMS INC
filed 1995-12-22
CIK 714540

                                                                    EXHIBIT 13.1
[FRONT COVER]


                               MPSI SYSTEMS INC.





                               1995 ANNUAL REPORT

[INSIDE FRONT COVER]





ABOUT THE COMPANY

   MPSI Systems Inc., headquartered in Tulsa, Oklahoma, was founded more than two decades ago as a company focused on providing site analysis services to the petroleum industry. Today, we are an international company that provides decision support systems, consulting services, and market information databases to clients in many retail environments such as petroleum, food, banking, and postal services.

   MPSI has regional offices strategically located around the world and employs more than 250 highly skilled professionals. Our products and services incorporate the most modern, proven technologies and are designed to meet a variety of business planning requirements, including retail site location, retail network operations, short-term pricing, and much more. With the comprehensive mix of offerings from MPSI, clients can develop strategies, solve problems, identify opportunities, and increase the decision-making effectiveness for their retail business.


[LOGO]

SELECTED FINANCIAL DATA*
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                     FOR THE YEAR ENDED SEPTEMBER 30,
                                                        ----------------------------------------------------------
                                                        1995         1994         1993          1992          1991
                                                        ----         ----         ----          ----          ----
OPERATING DATA:
Revenues    . . . . . . . . . . . . . . . . .        $ 23,437      $ 19,872     $ 19,524       $25,313      $31,966
Income (loss) from continuing operations  . .           2,029         1,956         (939)       (5,567)      (6,014)
Income (loss) from discontinued operations  .              --          (482)       2,149           (14)      (7,297)
Extraordinary gain on debt  extinguishment  .              --            --          350            --           --
Net income (loss) . . . . . . . . . . . . . .           2,029         1,474        1,560        (5,581)     (13,311)
Per share:
     Income (loss) per common and common
     equivalent share:
     Continuing operations  . . . . . . . . .        $    .72      $    .71     $   (.94)     $  (6.53)     $ (7.11)
     Discontinued operations  . . . . . . . .              --          (.18)        2.15          (.01)       (8.62)
     Extraordinary item   . . . . . . . . . .              --            --          .35            --           --
     Net income (loss)  . . . . . . . . . . .             .72           .53         1.56          (6.5)      (15.73)
Weighted average shares of common stock and
     common stock equivalents outstanding   .           2,802         2,766          998           853          846




                                                                               AT SEPTEMBER 30,
                                                       ----------------------------------------------------------
                                                       1995          1994          1993         1992         1991
                                                       ----          ----          ----         ----         ----
BALANCE SHEET DATA:
Total assets  . . . . . . . . . . . . . . . .         $12,924       $ 9,734      $10,040       $14,861      $22,849
Long-term debt  . . . . . . . . . . . . . . .              --            --           --         2,620           --
Noncurrent deferred revenue . . . . . . . . .           1,961         1,068        1,453         2,602        4,054
Other noncurrent liabilities  . . . . . . . .             220           349          252         2,429        2,691

__________

* Operating data prior to fiscal year 1994 has been restated giving effect to the September 1994 sale of the Retail Systems, Inc. subsidiary. See Note 2 to Consolidated Financial Statements regarding discontinued operations. All share and per share data for fiscal years prior to 1995 reflect the effect of a reverse stock split described in Note 11 to Consolidated Financial Statements.

TO OUR STOCKHOLDERS:

MPSI experienced a successful 1995 fiscal year financially as well as in product development and marketplace introductions. Trends in net income and cash reserves continued upward. Revenues grew at a high rate compared with our peer companies. Much of this growth, particularly in North America, was fueled by the introduction of MPSI's CAPS(TM) software (Capital Planning System -- hereafter "CAPS") in late 1994.

CAPS software, now available in the United States, Canada and Africa, will roll out to other operating regions in 1996. We expect to release the South American and European versions in the second quarter of 1996, followed by the Pacific Rim region late in the year. CAPS is attracting renewed interest from less active clients as well as new prospects. In addition to analyzing networks and providing retail petroleum potentials, CAPS enables clients to evaluate ancillary sales potential from convenience food and car wash services.

In addition to CAPS, MPSI introduced several new products and services during the year. The commercial version of Price Volume Optimizer(TM) (PVO(TM)) was introduced and tested in the United States, Europe and South America. Results showed significant profit improvement for clients compared with more traditional retail pricing methodologies. We anticipate PVO will generate major client interest in retail price-sensitive countries and produce revenue for MPSI from another area of the retail petroleum industry. The company also introduced Quest, PriceTracker(TM) and Market Monitor(TM). These services offer clients valuable market information about brand and competitive positions, operations, pricing, and market dynamics at a lower price and with more flexibility than ever before. With them, we are better positioned to meet the challenges of competitors who have targeted the retail petroleum industry by offering limited data at low prices.

Also formalized in 1995 was MPSI Consulting Services. For most of its 25 years, MPSI has consulted with clients on a variety of retail petroleum issues. With clients downsizing and outsourcing more services, MPSI offers clients a wealth of knowledge and experience in areas such as market entry and exit strategies, privatization of government- controlled petroleum networks, and facility/network optimization. During 1995, we were awarded a substantial consulting and network planning contract in Asia that continues through 1996. In the current year, that business will provide a springboard to expand retail consulting services and increase its contribution to revenue. I plan to play an active part in developing consulting opportunities and generating contracts.

Global industry trends in deregulation, privatization and improved profitability are prompting retailers to improve and expand their networks and product offerings. In this environment, MPSI's products and services continue to be used around the world. By the end of fiscal 1995, our products and services were being used in 75 countries. MPSI anticipates this expansion to continue in 1996 into such countries as India, Vietnam and Indonesia -- all of which hold high growth potential for the retail petroleum industry. The outlook for new business in China is improving. As we expanded MPSI's offerings to our core retail petroleum business, we continued to respond to clients in the banking and postal industries, providing proprietary software, market studies and network planning services in North America and Europe.

Along with new product and service offerings, MPSI continued to reduce costs by improving production processes and automating procedures through software tools and newer equipment. A major effort was directed at incorporating desktop mapping into market database construction. This, coupled with the move to a personal computer/workstation environment, increased efficiency in production and improved project margins. These changes challenged employees to acquire new skills and master new products and processes, while maintaining schedules and quality standards expected by our clients. The challenges were met by a dedicated and motivated work force who not only made the extra effort but also offered suggestions for improvements to make products and processes even better. Today, our staff is skilled with personal computers and proficient with new products, including the desktop geographic information system.

Based on the results of our operations in the last couple of years and the vast opportunities for business expansion that I see before us, I am very enthusiastic about MPSI's future. I expect MPSI to grow revenues, profits and cash in 1996 and beyond, based upon opportunities in our strong core business. As we continue to roll out CAPS and PVO during 1996 and expand the retail consulting business, we will reduce our dependence on a single segment of the retail petroleum industry. We thank our clients, employees and stockholders for their continuing support as we look forward to continued growth and success.

Sincerely,


Ronald G. Harper
Chairman of the Board and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The following table sets forth (in thousands), for the periods indicated, certain items in the consolidated statements of continuing operations and the change of such items as compared with the indicated prior period. See Note 2 to the Consolidated Financial Statements which sets forth the effect of the September 1994 sale of RSI. All information below reflects RSI as discontinued operations.


                                                                                         CHANGE
                                                                                     ----------------
                                                YEAR ENDED SEPTEMBER 30              1995        1994
                                           --------------------------------           VS.          VS.
                                           1995          1994          1993          1994         1993
                                           ----          ----          ----          ----         ----
Revenues    . . . . . . . . . . . . .     $23,437      $19,872       $19,524     $  3,565      $   348
Cost of sales . . . . . . . . . . . .      10,432        7,614         9,409        2,818       (1,795)
                                          -------      -------       -------     --------      --------
Gross profit  . . . . . . . . . . . .      13,005       12,258        10,115          747        2,143
                                          -------      -------       -------     --------      --------
Operating expenses:
     General and administrative   . .       2,571        2,388         1,930          183          458
     Marketing and client services  .       6,993        5,578         6,219        1,415         (641)
     Research and development   . . .       1,794        2,331         2,159         (537)         172
     Restructuring expenses   . . . .          --           --           488           --         (488)
                                          -------      -------       -------     --------      --------
          Total operating expenses  .      11,358       10,297        10,796        1,061         (499)
                                          -------      -------       -------     --------      --------
Operating income (loss) . . . . . . .       1,647        1,961          (681)        (314)       2,642
Other income (expense), net . . . . .         836          289          (136)         547          425
                                          -------      -------       -------     --------      --------
Income (loss) from continuing
     operations before income taxes         2,483        2,250          (817)         233        3,067
Income taxes  . . . . . . . . . . . .        (454)        (294)         (122)        (160)        (172)
                                          -------      -------       -------     --------      --------
Income (loss) from continuing
     operations   . . . . . . . . . .     $ 2,029      $ 1,956       $  (939)      $   73      $ 2,895
                                          =======      =======       =======     ========      ========

RESULTS OF OPERATIONS

  MPSI reported net income for the fiscal year ended September 30, 1995, of $2.0 million or $.72 per share on revenues of $23.4 million compared with net income of $1.5 million or $.53 per share and $1.6 million or $1.56 per share on revenues of $19.9 million and $19.5 million in fiscal years 1994 and 1993, respectively. The 1995 increase in gross profit over 1994 was primarily attributable to higher margins on market studies (the largest revenue component of Information Services), and an increase of $3.6 million or 18% in revenues. The increase in gross profits was offset by higher marketing expenses (attributable largely to new products introduced as discussed below) which lowered Operating Income compared with 1994. Higher 1995 net income was attributable in part to foreign exchange gains as discussed below. The Company does not believe that inflation has significantly impacted the results of operations during the three years ended September 30, 1995. The 1994 implementation of lower pricing in North America, South America and Europe resulted in increased client interest in those regions. While the Company believes that pricing has contributed to improved revenues in 1994 and 1995, the Company attributes the increased revenues primarily to the attractiveness of its new products. The positive results for fiscal year 1995 were affected by strong fourth quarter revenues and earnings. The Company reported net income of $878,000 or $.31 per share on revenues of $7.1 million compared with net income of $45,000 or $.02 per share on revenues of $4.8 million in the 1994 fourth quarter. The increase in revenues for 1995, during the last six months of the fiscal year, resulted in a drop of approximately $4.1 million in backlog. MPSI expects to replenish the backlog through 1996 sales.

  Although overall revenues increased in 1995 compared with 1994 and 1993, revenues from software licensing declined $1.2 million or 52% compared with 1994 but were $312,000 or 40% higher than in 1993. The timing of new or renewed long-term software license agreements can have a substantial impact upon reported revenues and gross profits from software licensing for any interim or annual fiscal period. The 1994 software licensing revenues reflect, among other things, a software license renewal by a single worldwide licensee in the amount of $1.5 million. While MPSI regularly records software license renewals and recorded software renewals in both 1995 and 1993, the surge in 1994 software revenues was attributable to the single large renewal transaction which affects comparability between the periods. Excluding the one transaction in 1994, both 1994 and 1993 software revenues were comparable, and MPSI's 1995 software revenues favorably compared with both previous fiscal years.

  With the exception of the Company's European operations which are still sluggish, MPSI has generally experienced growth in regional revenues (in thousands of dollars) as set forth below:


                                                1995 vs. 1994                 1994 vs. 1993
                                                -------------                 -------------
                                            Amount            &            Amount           %
                                            ------            -            ------           -
North America   . . . . . . . . . .         $ 2,455           35          $ 1,939           38
South America   . . . . . . . . . .             394           31              111           10
Pacific Rim   . . . . . . . . . . .           1,342           15             (365)          (4)
Europe/Africa   . . . . . . . . . .            (626)         (21)          (1,337)         (31)
                                             ------                        ------

   Totals   . . . . . . . . . . . .         $ 3,565           18          $   348            2
                                             ======                        ======


  The revenue growth trend in North America represents a revitalization of that geographic market which can be principally attributable to the release during 1994 of the new MPSI's CAPS software. CAPS software versions for the three remaining MPSI regions will be released during fiscal year 1996. The revenue growth in South America and the Pacific Rim is principally attributable to MPSI's entry into new geographic markets. The Company hopes for a turnaround in the European revenue trend for fiscal year 1996 as a number of inactive clients are very interested in MPSI's new product offerings.

  While MPSI is projecting continued revenue and earnings growth with respect to its core CAPS/RPS software and market study products, several new products have been under development. Although they were not profit contributors in fiscal year 1995 due to development and start-up costs, they are expected to positively impact fiscal years 1996 and beyond. MPSI completed development and released its enhanced commercial version of PVO software in August 1995. This short-term pricing decision support software was released in an initial version in late fiscal 1993. While client response to the concepts in that initial version were favorable, MPSI has now substantially enhanced that product in release 2.0. Clients in North America, South America and Europe are presently evaluating acquisition of the PVO software.

  In addition to PVO, MPSI undertook the introduction of two "data" products during fiscal year 1995 which were designed to leverage market information already in MPSI's inventory and to combat the competitive challenge from data providers. The Quest product allows clients to obtain point-in-time retail outlet information either relative to MPSI's standard market study boundaries in a given geographic market or to establish specialized market boundaries or specialized data requirements for an additional fee. PriceTracker allows clients to obtain high quality, timely retail pricing information on a recurring basis in order to track trends in the marketplace. The start-up and survey coordination costs on these products exceeded revenues in fiscal year 1995, but these products are expected to attain profitability in fiscal year 1996.

  In addition to higher revenues, MPSI experienced better gross profit margins on its software and market studies in 1995 compared with 1994 (excluding the impact of the $1.5 million license renewal discussed above) and 1993. Software cost of sales reflects amortization of capitalized software development costs generally over product lives of 18 months from product release. The Company expects fiscal year 1996 amortization to increase as its new CAPS software, currently under development for Europe and South America, is completed and released for customer use in the second fiscal quarter. Software cost of sales was lower in 1994 than in 1993 and 1995 as substantial non- capitalized research and specification work was undertaken in preparation for actual development of the CAPS software which began late in fiscal year 1994 (see discussion of research and development expenses below). Gross profit on market studies, the largest component of Information Services, was approximately $9.9 million in 1995 compared with $7.5 million in 1994 and $6.3 million in 1993, and increased as a percent of market study revenues (60% in 1995 compared with 58% and 47% in 1994 and 1993, respectively). The higher market study gross profits in 1995 were attributable to production efficiencies implemented during the year and to a higher number of studies prepared for multiple client users, thus allowing MPSI to leverage its costs. The higher gross profit on market studies in 1995 was offset by lower margins on special projects and other services such that overall margins for Information Services and Software Maintenance were lower than in 1994.

  The 1995 increases in operating expenses compared with 1994 included higher general and administrative costs in the amount of $183,000 (8%) related principally to accrual of incentive bonuses and awards for employees where no similar amounts were accrued or paid for fiscal years 1994 or 1993. Marketing and client services expenses grew in 1995 by $1.4 million (25%) reflecting primarily the start-up costs for the new products mentioned above. Research and development expenses in the consolidated statements of operations declined $537,000 (23%) in fiscal year 1995 compared with 1994 as the Company's overall expenditures were less in respect of contract programming resources and because a higher proportion of such expenses were capitalized in connection with development of PVO version 2.0 and the CAPS versions for Europe and South America as these products achieved technological feasibility.

  The Company's operating expenses declined $499,000 (5%) in 1994 compared with 1993, principally due to 1993 restructuring expenses for which there was no 1994 counterpart. General and administrative expenses increased $458,000 (24%) in 1994 compared with 1993 principally as the result of costs associated with registration of securities. This increase was, however, offset by a $641,000 (10%) decline in marketing and client services which was attributable to the lower number of such personnel as the result of the Company's 1993 downsizing and refocused attention on its core business and products. Research and development expenses increased $172,000 in 1994 compared with 1993 principally due to the additional resources brought on board during the specification and research phases of CAPS development. Actual CAPS programming and product development began late in fiscal year 1994 and carried into fiscal year 1995.

  MPSI enters into multi-year contracts for market studies, some of which are denominated in foreign currencies. This exposes MPSI to exchange gains or losses depending upon the periodic value of the U.S. Dollar relative to the respective foreign currencies. As noted above, during fiscal year 1995, MPSI benefited from foreign currency exchange gains in the amount of $638,000.
These gains were the result of contract commitments booked by clients in prior years, performed and earned in 1995, and denominated and billed in Singapore Dollars which substantially increased in value relative to the U.S. Dollar reporting currency. Although MPSI anticipates continuing benefit from the same source in fiscal year 1996, the magnitude should be considerably lower. In the longer term, these multi-year commitments could result in exchange losses if the current currency trends were to reverse.

  Income taxes increased $160,000 and $172,000 in fiscal years 1995 and 1994, respectively, compared with the applicable prior year. The 1993 and 1994 income taxes were primarily foreign income taxes either applicable to the Company's foreign subsidiaries or withheld at the source from payments by foreign clients. Income taxes in 1995, however, reflect a larger component of U.S. Federal and state income taxes (see Note 7 to the Consolidated Financial Statements). The profits generated in fiscal years 1995, 1994 and 1993 from U.S. operations resulted in utilization of virtually all net operating loss carryforwards available for income tax purposes in the U.S. (except for some foreign tax credits carried forward to fiscal year 1996 as set forth in Note
7). As a result, the Company expects to pay higher U.S. income taxes in 1996 and beyond.

  The results of operations in fiscal year 1995 allowed the Company to meet the various thresholds for listing on the NASDAQ SmallCap MarketSM. The Company's Common Stock began trading on the SmallCap Market effective September 26, 1995 under the trading symbol "MPSI".

FINANCIAL CONDITION AND LIQUIDITY

  The Company's working capital improved to a positive balance of $1.9 million at September 30, 1995 from deficits of $5,000 and $1.3 million at September 30, 1994 and 1993, respectively. The 1995 improvement was a combination of the Company's continued generation of operating cash flow ($1.6 million as reflected in the statement of cash flow) and the higher balance in current receivables at September 30, 1995 ($6.4 million) compared with September 30, 1994 ($4.4 million). The increase in trade receivables is principally attributable to increased market study activity. The 1994 improvement was primarily the result of utilization of operating cash flows to reduce current liabilities.

  Since its inception in 1970, the Company has historically placed significant reliance on customer deposits and prepayments as a source of ongoing liquidity and operating capital. Should substantial direct competitors gain market share and offer price concessions or favorable payment terms, the Company's liquidity could be negatively impacted. The

Company relies on its long-term client relationships and the quality of its products and services to mitigate this potential negative impact on liquidity.

  As set forth in the statements of cash flow, the Company generated cash flow from continuing operations of $1.6 million in 1995 which was comparable with 1994. Cash flow from continuing operations in 1994 was 63% higher than the $966,000 in 1993. During both 1994 and 1995, MPSI committed substantial resources to acquisition of additional computer equipment and to development of new software products, as previously discussed. The Company expended $1.0 million in both 1994 and 1995 (only $231,000 in 1993) for such purposes. The Company anticipates comparable expenditures in 1996 for similar purposes but has no commitments for capital expenditures other than those related to the regional versions of CAPS software which are expected to be funded entirely out of operating cash flows. In the event external funding is required, the Company has a bank line of credit in the amount of $300,000 at September 30,
1995.   As discussed more fully in Note 6 to the Consolidated Financial
Statements, the line of credit arrangement established certain limitations on capital acquisitions and other indebtedness and established certain financial tests related to net worth. Additionally it contains formulae for determining borrowing limits based upon the Company's accounts receivable. The Company is in full compliance with all covenants of the agreement, and the full amount of the line is available, subject to regular $25,000 quarterly reductions in the maximum borrowing limit. The line of credit expires in September 1996, and the Company expects to establish an extension or replacement line of credit in the amount of at least $500,000.

  The trends in software licensing discussed under "Results of Operations" above impacted the relative levels of both the related receivables and deferred revenues. The current and noncurrent balances in long-term receivables (totaling $4.3 million and $4.1 million at September 30, 1995 and 1994, respectively) and the deferred maintenance component of deferred revenue (totaling $3.0 and $2.3 million at September 30, 1995 and 1994, respectively) increased in 1995 as the receivables and deferred revenue from new software contracts exceeded the collections and maintenance revenue recognized during 1995. MPSI's license agreements generally are noncancelable, although a few contracts include provisions for cancellation of portions of the client's commitment upon occurrence of certain negative economic events in the clients' geographic areas of operations. In accordance with its policy, the Company does not recognize revenues on such contingent portions of agreements, so that in the event of cancellation, only receivables and deferred revenue are generally adjusted. No substantial cancellations occurred during 1995 ($226,000 and $676,000 occurred during 1994 and 1993, respectively). As the number of contracts with cancellation clauses are few, the Company does not expect significant impact from cancellations in 1996.

  The decrease in other noncurrent liabilities to $220,000 at September 30, 1995 from $349,000 at September 30, 1994 is the result of reclassifying a deferred compensation liability and certain U.S. headquarters lease obligations to current accrued liabilities. The Company's present lease on its headquarters facility expires in April 1998, and the Company has been informed by a new landlord who recently acquired the building that MPSI will be required to vacate at the end of the lease. The landlord has offered to release MPSI from all present lease obligations in the event that MPSI moves before the lease expiration. The Company is presently evaluating facility alternatives and does not anticipate a substantial increase in its U.S. facility costs in the event a decision is made to move before lease expiration.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
MPSI SYSTEMS INC.


We have audited the accompanying consolidated balance sheets of MPSI Systems Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flow for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MPSI Systems Inc. and subsidiaries at September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP

Tulsa, Oklahoma
November 13, 1995

MPSI SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                        ---------------------------------------------
                                                                            1995            1994             1993
                                                                        -----------      -----------     ------------
Revenues:
  Information services and software maintenance   . . . . . . .         $22,348,000      $17,593,000      $18,747,000
  Software licensing  . . . . . . . . . . . . . . . . . . . . .           1,089,000        2,279,000          777,000
                                                                        -----------      -----------     ------------
     Total revenues   . . . . . . . . . . . . . . . . . . . . .          23,437,000       19,872,000       19,524,000
                                                                        -----------      -----------     ------------
Cost of sales:
  Information services and software maintenance   . . . . . . .          10,100,000        7,368,000        8,854,000
  Software licensing (Note 5)   . . . . . . . . . . . . . . . .             332,000          246,000          555,000
                                                                        -----------      -----------     ------------
     Total cost of sales  . . . . . . . . . . . . . . . . . . .          10,432,000        7,614,000        9,409,000
                                                                        -----------      -----------     ------------
     Gross profit   . . . . . . . . . . . . . . . . . . . . . .          13,005,000       12,258,000       10,115,000
Operating expenses:
  General and administrative (net of a
     $280,000 discount of rent in arrears
     by a related party in 1993 -- Note 10)   . . . . . . . . .           2,571,000        2,388,000        1,930,000
  Marketing and client services   . . . . . . . . . . . . . . .           6,993,000        5,578,000        6,219,000
  Research and development  . . . . . . . . . . . . . . . . . .           1,794,000        2,331,000        2,159,000
  Restructuring expenses (Note 13)  . . . . . . . . . . . . . .                  --               --          488,000
                                                                        -----------      -----------     ------------
     Total operating expenses   . . . . . . . . . . . . . . . .          11,358,000       10,297,000       10,796,000
                                                                        -----------      -----------     ------------
     Operating income (loss)  . . . . . . . . . . . . . . . . .           1,647,000        1,961,000         (681,000)
Other income (expense):
  Interest income   . . . . . . . . . . . . . . . . . . . . . .             195,000          205,000          346,000
  Interest expense  . . . . . . . . . . . . . . . . . . . . . .             (12,000)         (16,000)        (398,000)
  Gain (loss) on foreign exchange   . . . . . . . . . . . . . .             638,000            8,000          (33,000)
  Other, net  . . . . . . . . . . . . . . . . . . . . . . . . .              15,000           92,000          (51,000)
                                                                        -----------      -----------     ------------
  Income (loss) from continuing operations
     before income taxes  . . . . . . . . . . . . . . . . . . .           2,483,000        2,250,000         (817,000)
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .            (454,000)        (294,000)        (122,000)
                                                                        -----------      -----------     ------------

Income (loss) from continuing operations  . . . . . . . . . . .           2,029,000        1,956,000         (939,000)
Discontinued operations (Note 2):
  Operating loss of RSI before disposition  . . . . . . . . . .                  --         (431,000)        (266,000)
  Loss on RSI disposition   . . . . . . . . . . . . . . . . . .                  --          (51,000)              --
  Gain on ESC lease settlement  . . . . . . . . . . . . . . . .                  --               --        2,415,000
                                                                        -----------      -----------     ------------
  Income before extraordinary item  . . . . . . . . . . . . . .           2,029,000        1,474,000        1,210,000
Extraordinary gain on extinguishment of debt
  (net of $7,000 income taxes) (Note 6)   . . . . . . . . . . .                  --               --          350,000
                                                                        -----------      -----------     ------------
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . .         $ 2,029,000      $ 1,474,000     $  1,560,000
                                                                        ===========      ===========     ============

Per share (Note 11):
  Income (loss) per common and common
     equivalent share:
     Continuing operations  . . . . . . . . . . . . . . . . . .         $       .72       $      .71      $      (.94)
     Discontinued operations  . . . . . . . . . . . . . . . . .         $        --       $     (.18)     $      2.15
     Extraordinary item   . . . . . . . . . . . . . . . . . . .         $        --       $       --      $       .35
     Net income   . . . . . . . . . . . . . . . . . . . . . . .         $       .72       $      .53      $      1.56

See accompanying notes to consolidated financial statements.

MPSI SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                                               SEPTEMBER 30,
                                                                                     --------------------------------
                                                                                          1995                1994
                                                                                     ------------        ------------
Current assets:
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . .          $  1,270,000        $    635,000
     Short-term investments, at cost  . . . . . . . . . . . . . . . . . . .                41,000              44,000
     Receivables (Notes 3 and 6):
          Trade   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,522,000           2,089,000
          Current portion of long-term receivables, net of
              unamortized discount  . . . . . . . . . . . . . . . . . . . .             1,893,000           2,313,000
     Work in process inventory  . . . . . . . . . . . . . . . . . . . . . .               304,000             532,000
     Prepayments    . . . . . . . . . . . . . . . . . . . . . . . . . . . .               175,000             216,000
                                                                                     ------------        ------------
          Total current assets  . . . . . . . . . . . . . . . . . . . . . .             8,205,000           5,829,000
Long-term receivables, net of unamortized discount (Notes 3 and 6)  . . . .             2,421,000           1,790,000
Property and equipment, net (Notes 4 and 6) . . . . . . . . . . . . . . . .             1,191,000             987,000
Software products, net (Note 5) . . . . . . . . . . . . . . . . . . . . . .               673,000             601,000
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               434,000             527,000
                                                                                     ------------        ------------
          Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . .           $12,924,000        $  9,734,000
                                                                                     ============        ============




LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . .           $   905,000        $  1,224,000
     Accrued liabilities (Notes 7 and 9)  . . . . . . . . . . . . . . . . .             1,738,000           1,160,000
     Deferred revenue   . . . . . . . . . . . . . . . . . . . . . . . . . .             3,614,000           3,392,000
     Net current liabilities of discontinued operations (Note 2)  . . . . .                    --              58,000
                                                                                     ------------        ------------
          Total current liabilities   . . . . . . . . . . . . . . . . . . .             6,257,000           5,834,000
Noncurrent deferred revenue . . . . . . . . . . . . . . . . . . . . . . . .             1,961,000           1,068,000
Other noncurrent liabilities  . . . . . . . . . . . . . . . . . . . . . . .               220,000             349,000
                                                                                     ------------        ------------
          Total liabilities   . . . . . . . . . . . . . . . . . . . . . . .             8,438,000           7,251,000
                                                                                     ------------        ------------
Commitments and contingencies (Note 10) . . . . . . . . . . . . . . . . . .                    --                  --
Stockholders' equity (Notes 9 and 11):
     Preferred Stock, $.10 par value, 1,000,000 shares authorized,
          none issued or outstanding  . . . . . . . . . . . . . . . . . . .                    --                  --
     Common Stock, $.05 par value, 20,000,000 shares authorized,
          2,733,000 and 2,728,000 shares issued and outstanding
          at September 30, 1995 and 1994, respectively  . . . . . . . . . .               137,000             136,000
     Junior Common Stock, $.05 par value, 500,000 shares
          authorized, none issued or outstanding  . . . . . . . . . . . . .                    --                  --
     Additional paid-in capital   . . . . . . . . . . . . . . . . . . . . .            12,751,000          12,742,000
     Deficit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (9,340,000)
(11,369,000)
     Foreign currency translation adjustment  . . . . . . . . . . . . . . .               938,000             974,000
                                                                                     ------------        ------------
          Total stockholders' equity  . . . . . . . . . . . . . . . . . . .             4,486,000           2,483,000
                                                                                     ------------        ------------
          Total liabilities and stockholders' equity  . . . . . . . . . . .           $12,924,000        $  9,734,000
                                                                                     ============        ============

See accompanying notes to consolidated financial statements.

MPSI SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW (SEE ALSO NOTE 12)

                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                        ------------------------------------------
                                                                            1995             1994          1993
                                                                        -----------       ----------   -----------
Income (loss) from continuing operations  . . . . . . . . . . . .       $ 2,029,000       $1,956,000   $  (939,000)
Adjustments to reconcile income (loss) from continuing
     operations to cash provided by continuing operations:
     Provision for loss on receivables in excess of write-offs  .                --               --       (17,000)
     Depreciation and amortization of property and equipment  . .           405,000          406,000       539,000
     Amortization of software products  . . . . . . . . . . . . .           294,000          246,000       546,000
     Deferred income taxes  . . . . . . . . . . . . . . . . . . .                --           26,000       (33,000)
     Loss (gain) on sale of assets  . . . . . . . . . . . . . . .             7,000           (1,000)       36,000
     Write off of capitalized software development costs  . . . .            30,000               --            --
Changes in assets and liabilities:
     Decrease (increase) in assets:
          Receivables   . . . . . . . . . . . . . . . . . . . . .        (2,436,000)        (715,000)    1,963,000
          Inventories   . . . . . . . . . . . . . . . . . . . . .           228,000         (254,000)      174,000
          Prepayments   . . . . . . . . . . . . . . . . . . . . .           138,000          191,000       364,000
     Increase (decrease) in liabilities:
          Trade payables and accruals   . . . . . . . . . . . . .          (214,000)        (699,000)     (505,000)
          Taxes payable   . . . . . . . . . . . . . . . . . . . .           234,000          (24,000)     (327,000)
          Deferred revenue  . . . . . . . . . . . . . . . . . . .           924,000          440,000      (835,000)
                                                                        -----------       ----------   -----------
               Net cash provided by continuing operations   . . .         1,639,000        1,572,000       966,000
                                                                        -----------       ----------   -----------
Loss from discontinued operations . . . . . . . . . . . . . . . .                --         (482,000)     (266,000)
Adjustments to reconcile loss from discontinued operations
     to cash provided (used) by discontinued operations:
     Provision for loss on receivables in excess of write-offs  .                --            2,000        (4,000)
     Loss on sale of assets   . . . . . . . . . . . . . . . . . .                --           51,000         3,000
     Provision for income taxes   . . . . . . . . . . . . . . . .                --          (10,000)       (5,000)
     Depreciation and amortization  . . . . . . . . . . . . . . .                --           27,000        54,000
     Changes in noncash current assets and current liabilities  .                --               --       147,000
                                                                        -----------       ----------   -----------
          Net cash used by discontinued operations  . . . . . . .                --         (412,000)      (71,000)
                                                                        -----------       ----------   -----------
          Net cash provided by operating activities   . . . . . .         1,639,000        1,160,000       895,000
                                                                        -----------       ----------   -----------
Cash flows from investing activities:
     Increase in short-term investment  . . . . . . . . . . . . .                --          (28,000)      (16,000)
     Purchase equipment   . . . . . . . . . . . . . . . . . . . .          (634,000)        (388,000)     (163,000)
     Software development   . . . . . . . . . . . . . . . . . . .          (396,000)        (590,000)      (68,000)
     Proceeds from disposition of assets  . . . . . . . . . . . .            16,000            7,000        27,000
     Proceeds from sale of discontinued RSI unit  . . . . . . . .                --           70,000            --
     Net investment activities of discontinued operations   . . .                --          (11,000)     (295,000)
                                                                        -----------       ----------   -----------
          Net cash used by investing activities   . . . . . . . .        (1,014,000)        (940,000)     (515,000)
                                                                        -----------       ----------   -----------
Cash flows from financing activities:
     Proceeds from issuance of capital stock  . . . . . . . . . .            10,000               --     2,033,000
     Repayments of indebtedness   . . . . . . . . . . . . . . . .                --               --    (2,863,000)
     Repayments under lease settlement arrangements   . . . . . .                --               --       (80,000)
                                                                        -----------       ----------   -----------
          Net cash provided (used) by financing activities  . . .            10,000               --      (910,000)
                                                                        -----------       ----------   -----------
Increase (decrease) in cash and cash equivalents  . . . . . . . .           635,000          220,000      (530,000)
Cash and cash equivalents at beginning of period  . . . . . . . .           635,000          415,000       945,000
                                                                        -----------       ----------   -----------
Cash and cash equivalents at end of period  . . . . . . . . . . .       $ 1,270,000       $  635,000   $   415,000
                                                                        ===========       ==========   ===========

See accompanying notes to consolidated financial statements.

MPSI SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FISCAL YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995


                                                                                               FOREIGN        TOTAL
                                                 COMMON STOCK    ADDITIONAL      RETAINED     CURRENCY       STOCK-
                                                     CARRYING       PAID-IN      EARNINGS  TRANSLATION     HOLDERS'
                                          SHARES        VALUE       CAPITAL     (DEFICIT)   ADJUSTMENT       EQUITY
                                       ---------    ---------   -----------  ------------   ----------  -----------
Balance, September 30, 1992 . . . .      861,000    $  43,000   $ 8,679,000  $(14,403,000)  $1,075,000  $(4,606,000)
 Stock issued to 401(k) Plan  . . .       55,000        3,000       121,000            --           --      124,000
 Stock sold in private placement
   (Note 11):
   Cash sales   . . . . . . . . . .      903,000       53,000     1,980,000            --           --    2,033,000
       Non-cash exchange for debt .      886,000       36,000     1,856,000            --           --    1,892,000
 Net income   . . . . . . . . . . .           --           --            --     1,560,000           --    1,560,000
 Translation adjustment   . . . . .           --           --            --            --      (69,000)     (69,000)
                                       ---------    ---------   -----------  ------------   ----------  -----------

Balance, September 30, 1993 . . . .    2,705,000      135,000    12,636,000   (12,843,000)   1,006,000      934,000
 Net income   . . . . . . . . . . .           --           --            --     1,474,000           --    1,474,000
 Stock issued to 401(k) Plan  . . .       23,000        1,000       106,000            --           --      107,000
 Translation adjustment   . . . . .           --           --            --            --      (32,000)     (32,000)
                                       ---------    ---------   -----------  ------------   ----------  -----------

Balance, September 30, 1994 . . . .    2,728,000      136,000    12,742,000   (11,369,000)     974,000    2,483,000
 Net income   . . . . . . . . . . .           --           --            --     2,029,000           --    2,029,000
 Stock options exercised  . . . . .        5,000        1,000         9,000            --           --       10,000
 Translation adjustment   . . . . .           --           --            --            --      (36,000)     (36,000)
                                       ---------    ---------   -----------  ------------   ----------  -----------

Balance, September 30, 1995 . . . .    2,733,000     $137,000   $12,751,000  $ (9,340,000)  $  938,000  $ 4,486,000
                                       =========    =========   ===========  ============   ==========  ===========


See accompanying notes to consolidated financial statements.

MPSI SYSTEMS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MPSI Systems Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. All shares and per share data appearing in the consolidated financial statements and notes thereto reflect a one-for-ten reverse stock split (see Note 11).

  Revenue Recognition: Revenues and costs related to production of market information data bases are recorded based upon the ratio of costs incurred to total estimated completion costs (percentage-of-completion method). Revenues and costs related to single site studies, mini-market studies and other projects which are completed in a short time period are recognized at completion. Anticipated losses on contracts are charged against earnings at the time such losses are identified.

  The Company's software products are generally licensed to customers through noncancelable software license and maintenance contracts with terms of up to five years. The corresponding long-term receivables and deferred maintenance revenue from these installment contracts are stated at the discounted present value of annual license and maintenance payments to be received over the contract term based upon the prime rate of interest on the effective date of each contract. The present value discount, related to installments due after one year, is amortized to interest income using an accelerated method that equates interest earnings with outstanding receivable balances. Software license revenues, equal to the present value of the aggregate annual license installments, are recognized at the latter of contract execution or software delivery when collection is probable. When it cannot be determined that collection is probable, or if a contract contains cancellation options, software revenues are recognized as the annual installments are billed. At the time revenue is recognized, the Company has no remaining obligations under the software license and maintenance contracts other than providing postcontract customer support services related to the maintenance portion of the contract and performance obligations under any optional and separately priced training or consulting arrangements. Maintenance revenues, equal to the present value of annual installment payments, are recognized ratably over the term of the contracts as the postcontract customer support services are provided and the related costs are incurred and recognized. Optional training and consulting represent service transactions as to which revenues and expense are recognized when the earnings process is substantially complete.

  Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Property and Equipment: Property and equipment is stated at cost. Depreciation is provided using the straight-line method, over the estimated useful lives of the respective assets, except for leasehold improvements which are amortized over the lesser of the lease term or the economic life of the underlying asset. Since such assets are employed in all facets of the Company's operations, depreciation expense is reflected in cost of sales as well as in each category of operating expenses. The Company charges the cost of repairs and maintenance to expense as incurred and capitalizes the cost of replacements, renewals and betterments. When property or equipment is retired, the cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss on the disposition is reflected in other income (expense).

  Software Products: Cost of software held for resale, which was either purchased with the intent to incorporate the acquired software in MPSI products or developed internally, is presented net of accumulated amortization. The costs of internally developed software include direct labor, materials and overhead, and relate to significant enhancements to existing software or to development of new software products. All costs incurred to establish the technological feasibility of internally developed software are charged to research and development expense as incurred. Royalties, which may become payable because of ongoing proprietary interests related to third-party software imbedded in MPSI products, are charged to cost of sales-software licensing as applicable software sales are recognized.

  The annual amortization of software products is computed on a product-by-product basis and is the greater of the amount determined using (1) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (2) the straight-line method over the remaining economic life of the product. Historically, the straight-line method has resulted in a greater amount of amortization in each accounting period and has, therefore, been the basis for amortization in the current period and in prior periods. Amortization starts when a product is available for general release to customers and is reflected in cost of sales-software licensing.

  In the event that capitalized software development costs are subsequently determined not to be fully recoverable from future operations, the carrying value of such software is reduced to an amount equal to its net realizable value less costs of marketing and distribution. The reduction in carrying value is recorded in cost of sales- software licensing.

  Inventory: Work-in-process is composed of direct labor, costs of gathering demographic data, indirect costs and overhead. Indirect costs and overhead are allocated to each contract based upon the direct labor incurred.

  Income Taxes: The Company applies the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 which was adopted October 1, 1993 as required. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the results of operations during the period that includes the enactment date.

  Earnings Per Share: Earnings per share computations are based upon the weighted average number of common shares outstanding during each period, including dilutive common stock equivalents related to unexercised stock options. Earnings per share computations do not give effect to common stock equivalents for any period in which their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise computed.

  Foreign Currency Translation: Assets and liabilities of the Company's foreign operations, except Brazil, are translated from the foreign operating currency to the U.S. Dollar equivalent for consolidated reporting purposes using the applicable exchange rates at the balance sheet date. Revenues and expenses are translated at average rates for the year. Exchange differences from these translations are included in stockholders' equity. Where amounts denominated in a foreign currency are or are expected to be converted into dollars by remittance or repayment, the realized exchange differences are reflected in the results of operations. Due to high rates of inflation in Brazil, transactions and accounting records are maintained in U.S. Dollar equivalents.

  Restructuring Expenses: Expenses associated with corporate restructuring are recognized at the time that the underlying obligations are incurred. Severance costs are accrued in the accounting period during which management, having authority to do so, approves severance plans, provided that (1) the specific individuals or positions to be terminated have been identified and the costs thereof were reasonably quantifiable and probable of occurrence within the succeeding twelve months, and (2) prior to release of the financial statements for the affected period, the affected employees or positions are either terminated or the general terms of the termination plan have been communicated, including the benefits to which terminated employees are entitled or will voluntarily receive. The net present value of remaining lease obligations related to excess space is accrued in full at the time the space is abandoned, net of sublease recoveries which are probable. The costs of other corporate restructuring decisions are accrued at the time the obligations related thereto are incurred and quantifiable.

  New Accounting Pronouncements: In November 1992, the Financial Accounting Standards Board adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits," effective for fiscal years beginning after December 15, 1993. In March 1995, the Financial Accounting Standards Board adopted Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. Adoption of these new Statements had no material effect on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board adopted Statement No. 123, "Accounting for Stock Based Compensation," effective for fiscal years beginning after December 15, 1995. FAS 123 provides MPSI the option to continue present methods of accounting for stock-based compensation with additional disclosure of the effects thereof had the accounting policies set forth in the Statement been adopted. MPSI will incorporate the required disclosure in future financial statements.


2. DISCONTINUED OPERATIONS:

  On September 1, 1994, the Company's wholly owned subsidiary, RSI, sold all of its noncash assets to an unaffiliated third party, Dakota Worldwide Corporation ("Dakota"). Dakota paid $70,000 cash, assumed trade accounts payable of approximately

$97,000, assumed certain lease obligations of approximately $426,000 at the date of sale (although RSI remains contingently liable on such leases in the event Dakota fails to perform) and agreed to pay RSI future royalties equal to 10% of sales generated from RSI's client base through and including August 31, 1997. Dakota acquired trade accounts receivable, furnishings and equipment (with a net book value of $52,000) and work in process inventory. Dakota assumed all performance obligations related to contracts in force with RSI's customers at the sale date.

  Concurrent with this transaction, RSI and MPSI executed an agreement not to compete with Dakota in North America. RSI terminated all of its employees, subject to temporary retention of certain administrative staff, and RSI was responsible for all severance costs related thereto. The Company has completed a winding down of the corporate affairs of RSI and dissolved it effective September 25, 1995.

    Operating results of the discontinued RSI business unit were as follows:

                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                                  ------------------------
                                                                                  1994             1993
                                                                                  ----             ----
        Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 1,226,000       $1,945,000
        Loss before income taxes  . . . . . . . . . . . . . . . . . .            (440,000)        (271,000)
        Income tax benefit  . . . . . . . . . . . . . . . . . . . . .               9,000            5,000
        Loss from operations  . . . . . . . . . . . . . . . . . . . .            (431,000)        (266,000)

The loss on disposal of RSI at September 30, 1994 included the following:
        Gain on net assets sold   . . . . . . . . . . . . . . . . . .         $    32,000
        Accrued close-down costs  . . . . . . . . . . . . . . . . . .             (38,000)
        Income tax benefit  . . . . . . . . . . . . . . . . . . . . .               1,000
        Accrued employee severance  . . . . . . . . . . . . . . . . .             (46,000)
                                                                              -----------
             Loss on disposal of discontinued operations  . . . . . .         $   (51,000)
                                                                              ===========

  During fiscal year 1995, MPSI settled net liabilities of $58,000 accrued at September 30, 1994. No assets or liabilities related to discontinued operations remained at September 30, 1995.

  During fiscal year 1993, the Company settled all remaining liabilities related to the business of Execucom Systems Corporation, discontinued in 1991, including a facility's lease obligation. The Company paid the lessor a $206,000 cash settlement in March 1993 and was thereafter released from all remaining liability under that lease. As a result of settling the remaining liabilities, the Company reversed the remaining accrued lease liability resulting in a $2.4 million gain from discontinued operations (net of $20,000 income taxes, which amount reflects substantial reduction from expected income taxes due to application of net operating loss carryforwards) in the 1993 statement of operations.

3. RECEIVABLES:

  Trade accounts receivable include unbilled amounts of $1,662,000 at September 30, 1995 and $947,000 at September 30, 1994. These amounts represent market study revenues recognized under the percentage-of-completion method in excess of amounts billed and will generally be billable during the succeeding twelve months upon completion of the respective studies.

  Current and noncurrent receivables also include unbilled amounts of $4,254,000 at September 30, 1995 and $3,849,000 at September 30, 1994 (before present value discount and excluding $381,000 and $442,000 which had been billed at September 30, 1995 and 1994, respectively) related to multi-year software license and maintenance agreements. Since these agreements contain annual installment billing provisions, the unbilled receivable balance for some contracts is as much as four years' future annual billings. Of the September 30, 1995 unbilled amounts, $1,656,000 (compared with $2,005,000 at September 30, 1994) will be billed in the succeeding twelve months, and the remainder will be billed thereafter at such future dates as are specified in the respective contracts. The portion of such future billings related to maintenance and support services not yet performed is offset by corresponding amounts in deferred revenue. The current portions of long-term receivables are reduced by unamortized present value discount of $144,000 and $134,000 at September 30, 1995 and 1994, respectively. Noncurrent long-term receivables are presented net of unamortized present value discount in the amount of $177,000 and $54,000 at September 30, 1995 and 1994, respectively. The present value discount is imputed based upon the New York prime rate on the effective date of each agreement. Interest income related to these agreements was $171,000, $196,000, and $338,000 in fiscal years 1995, 1994 and 1993, respectively.

  A significant portion of the Company's business activity is with the major multinational oil companies. At September 30, 1995, 93% ($8,556,000) of the Company's receivables (before present value discounts) were from petroleum clients ($6,167,000 or 97% at September 30, 1994). The receivable portfolio is well diversified geographically which tends to mitigate the potential impact of fluctuations in petroleum activities which may otherwise result if receivables were confined to a particular geographic area. Software license agreements are payable over several years (generally five-year agreements) and are expected to be paid from operating cash flows of the customers. The Company does not require collateral or other security to support these contractual receivables. The carrying value of long-term receivables, net of unearned discount, approximates market value.


4. PROPERTY AND EQUIPMENT:

Property and equipment consists of:

                                                                                            SEPTEMBER 30,
                                                       USEFUL LIFE                   --------------------------
                                                        IN YEARS                     1995                  1994
                                                        --------                     ----                  ----
    Leasehold improvements  . . . . . . . . .            Various                 $    713,000          $   713,000
    Computer equipment and software   . . . .              4-5                      6,243,000            5,706,000
    Office furnishings and equipment  . . . .             3-10                      1,655,000            1,672,000
                                                                                 ------------          -----------
                                                                                    8,611,000            8,091,000
    Accumulated depreciation  . . . . . . . .                                      (7,420,000)          (7,104,000)
                                                                                 ------------          -----------
       Net property and equipment   . . . . .                                    $  1,191,000          $   987,000
                                                                                 ============          ===========

  The provision for depreciation was $405,000, $406,000 and $539,000, for the years ended September 30, 1995, 1994 and 1993, respectively. At September 30, 1995, fully depreciated assets with an aggregate original cost of approximately $6.3 million remain in use.

5. SOFTWARE PRODUCTS:

                                                                                            SEPTEMBER 30,
                                                                                  --------------------------------
                                                                                      1995                 1994
                                                                                  -----------          -----------
   Capitalized software development costs   . . . . . . . . . . . .               $ 3,171,000          $ 2,805,000
   Accumulated amortization   . . . . . . . . . . . . . . . . . . .                (2,498,000)          (2,204,000)
                                                                                  -----------          -----------
   Net software products  . . . . . . . . . . . . . . . . . . . . .               $   673,000          $   601,000
                                                                                  ===========          ===========

The provision for amortization, reflected in Software Licensing cost of sales, was $294,000, $246,000, and $546,000 for the years ended September 30, 1995,
1994 and 1993, respectively.


6. DEBT:

  The Company's chairman and chief executive officer extended a loan to the Company and certain of its wholly owned subsidiaries in the amount of $1,500,000 on July 30, 1990. The loan bore interest equal to the prime rate in effect at the principal New York office of Chase Manhattan Bank, N.A. plus one and one-half percent. The outstanding balance was liquidated in connection with the September 1993 equity recapitalization transaction (see Note 11) by cash payment of $150,000 and exchange of the remaining $1,350,000 for Common Stock of the Company.

  In fiscal year 1993 until September 29, 1993, the Company had a note payable to Bank of Oklahoma, N.A. (the "Bank"). The Company was in default during that period until a debt restructuring which took place effective January 19, 1993. This restructuring arrangement provided for an extension of the Bank's commitment to MPSI through November 30, 1993, waived previous defaults in existence at that time, and amended weekly debt service and financial reporting requirements. No gain or loss resulted from this restructuring transaction. The Company complied with the restructuring agreement until the loan was liquidated as the result of an equity recapitalization on September 29, 1993.

  On September 29, 1993 the Company consummated an infusion of equity capital as described more fully in Note 11. Approximately $1,725,000 and $150,000 of the proceeds from that transaction were paid to the Bank and to the Company's Chairman, respectively, as partial liquidation of the aforementioned debt instruments. The remaining $1 million debt owing to the Bank was liquidated in exchange for 286,000 shares of MPSI Common Stock, which had a market value at September 29, 1993 of approximately $2.25 per share. This transaction, which represented a concession by the Bank in connection with a restructuring of troubled debt, resulted in a pre-tax extraordinary gain of $357,000 representing the difference between the $1 million owed to the Bank (after the partial payment) and the $643,000 value of the Common Stock exchanged. As the result of the recapitalization transaction, the Company had no further debt obligation at September 30, 1993, except for normal trade payables and accrued liabilities.

  Concurrent with the equity transaction, the Company obtained a $500,000 line of credit from the Bank which declines $25,000 in availability each quarter (beginning December 31, 1993), matures in September 1996 and bears interest on any outstanding balances at New York prime plus 1 1/2%. The line is secured by receivables, property and equipment. Quarterly payments equal to 5% of the outstanding balance plus accrued interest commence at the end of the first calendar quarter during which the initial advance is made. No advances were outstanding under this agreement at September 30, 1995, and $300,000 remained available at that date. The agreement restricts the Company's external financing and capital acquisitions during the commitment period as described below:

   - Leasing arrangements (excluding workstation computer equipment) must be limited such that aggregate rentals during any consecutive twelve-month period do not exceed $3.5 million.

   - No more than $1,050,000 of expenditures may be made annually for acquisition, construction, expansion or improvement of capital assets (excluding computer workstations).

   - Aggregate expenditures for computer workstation equipment may not exceed $600,000 during the commitment period.

   - The Company must not permit to exist any borrowings except (a) borrowings under this agreement, (b) borrowings in connection with workstation computer equipment, (c) obligations related to trade payables incurred in the ordinary course of business, or (d) obligations under existing leases.

  The Company is in compliance with these restrictions, and management is of the opinion that these financial restrictions will not adversely affect the Company's operations as they allow sufficient flexibility to meet anticipated operating requirements.


7. INCOME TAXES:

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                      ---------------------------------------------
                                                                          1995              1994           1993
                                                                      ------------       ----------    ------------
        Income (loss) from continuing operations
            before income taxes:
            Domestic  . . . . . . . . . . . . . . . . . .             $  3,515,000       $2,977,000    $    513,000
            Foreign . . . . . . . . . . . . . . . . . . .               (1,032,000)        (727,000)     (1,330,000)
                                                                      ------------       ----------    ------------
               Total  . . . . . . . . . . . . . . . . . .             $  2,483,000       $2,250,000    $   (817,000)
                                                                      ============       ==========    ============
        Income taxes (benefits):
            Current:
               Federal  . . . . . . . . . . . . . . . . .             $     80,000       $   56,000    $     37,000
               State  . . . . . . . . . . . . . . . . . .                  203,000            3,000         (10,000)
               Foreign  . . . . . . . . . . . . . . . . .                  171,000          209,000         128,000
                                                                      ------------       ----------    ------------
                   Current income taxes   . . . . . . . .                  454,000          268,000         155,000
                                                                      ------------       ----------    ------------
            Foreign deferred income tax (benefits)  . . .                       --           26,000         (33,000)
                                                                      ------------       ----------    ------------
            Provision for total income taxes  . . . . . .             $    454,000       $  294,000    $    122,000
                                                                      ============       ==========    ============

A reconciliation of the provision for income taxes at the applicable Federal statutory income tax rate to the actual provision for income taxes follows:

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                       --------------------------------------------
                                                                           1995             1994            1993
                                                                       -----------       ----------      ----------
        Expense (benefit) at statutory rate   . . . . . .              $   869,000      $   787,000    $   (378,000)
        Alternative minimum tax   . . . . . . . . . . . .                   80,000           56,000          37,000
        Foreign income and taxes, net   . . . . . . . . .                 (201,000)         177,000          35,000
        Loss carryforwards  . . . . . . . . . . . . . . .                  418,000          311,000         537,000
        Federal loss carryforwards utilized   . . . . . .                 (813,000)      (1,069,000)       (124,000)
        State income taxes  . . . . . . . . . . . . . . .                  132,000            2,000          (6,000)
        Other, net  . . . . . . . . . . . . . . . . . . .                  (31,000)          30,000          21,000
                                                                       -----------       ----------      ----------
            Income taxes  . . . . . . . . . . . . . . . .              $   454,000       $  294,000      $  122,000
                                                                       ===========       ==========      ==========

  Income taxes of $352,000 were payable at September 30, 1995 ($28,000 at September 30, 1994). The Company does not accrue income taxes on undistributed earnings of certain foreign subsidiaries which are permanently invested. At September 30, 1995 and 1994, the amount of undistributed earnings for which taxes have not been accrued was insignificant.

  At September 30, 1995, the Company has various U.S. tax credits of $689,000 which expire between 1996 and 2007. As discussed in Note 11, should stock transactions occur prior to September 28, 1996, which have the effect of increasing the relative holdings of certain parties to the 1993 recapitalization by more than 3%, the Company's tax carryforwards would be limited as to annual utilization thereafter. Such limitations might result in the recognition of substantial deferred income taxes related to temporary differences, the effects of which are currently offset by such carryforwards in the financial statements. These carryforwards have eliminated the U.S. deferred income tax liabilities at September 30, 1995 and 1994. At September 30, 1995, certain foreign subsidiaries have net operating loss carryforwards of approximately $7,693,000 which may be utilized in future years.

  Effective October 1, 1993, the Company adopted Statement of Accounting Standard No. 109, "Accounting for Income Taxes". Adoption of the Statement had no effect on the Company's financial position or results of operations. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                      SEPTEMBER 30,
                                                                             -----------------------------
                                                                                  1995            1994
                                                                              -----------       ----------
      Deferred tax liabilities:
        Software revenue  . . . . . . . . . . . . . . . . . . . . .           $   825,000       $  992,000
        Depreciation  . . . . . . . . . . . . . . . . . . . . . . .                49,000           27,000
        Other . . . . . . . . . . . . . . . . . . . . . . . . . . .                98,000           98,000
                                                                              -----------       ----------
           Total deferred tax liabilities . . . . . . . . . . . . .               972,000        1,117,000
                                                                              -----------       ----------
      Deferred tax assets:
        Accrued liabilities . . . . . . . . . . . . . . . . . . . .               245,000          218,000
        U.S. and foreign loss carryforwards . . . . . . . . . . . .             2,279,000        2,779,000

        U.S. tax credit carryforwards . . . . . . . . . . . . . . .               689,000        1,176,000
                                                                              -----------       ----------
           Total deferred tax assets  . . . . . . . . . . . . . . .             3,213,000        4,173,000
        Valuation allowance for deferred tax assets . . . . . . . .            (2,339,000)      (3,150,000)
                                                                              -----------       ----------
           Net deferred tax assets  . . . . . . . . . . . . . . . .               874,000        1,023,000
                                                                              -----------       ----------
           Net deferred tax liabilities included in Other

                    Noncurrent Liabilities                                    $    98,000       $   94,000
                                                                              ===========       ==========



  Utilization of the Company's tax credit and loss carryforwards is dependent on realizing taxable income in the appropriate tax jurisdiction. Deferred tax assets for these carryforwards have been reduced by the valuation allowance to an amount that is more likely than not to be realized.

8. BUSINESS SEGMENT AND REVENUE FROM MAJOR CUSTOMERS:

  The Company operates in one business segment from its principal production facility in the United States supported by satellite production facilities in England and Brazil. Foreign sales offices are currently maintained in Australia, Brazil, Japan, the United Kingdom and Singapore. The following table sets forth the revenues and other information related to continuing services provided by each of the Company's three production centers.

                                                                             YEAR ENDED SEPTEMBER 30,
                                                                  -----------------------------------------------
                                                                     1995               1994             1993
                                                                  -----------       -----------       -----------
         Revenues:
         Unaffiliated customers:
             United States . . . . . . . . . . . . . . .          $21,839,000       $18,045,000       $16,888,000
             Europe  . . . . . . . . . . . . . . . . . .            1,369,000         1,428,000         2,194,000
             Brazil  . . . . . . . . . . . . . . . . . .              229,000           399,000           442,000
         Between geographic areas (1):
             United States . . . . . . . . . . . . . . .              300,000           391,000           957,000
             Europe  . . . . . . . . . . . . . . . . . .              284,000           384,000           595,000
             Asia/Pacific Rim  . . . . . . . . . . . . .            2,222,000         2,033,000         1,925,000
         Eliminations  . . . . . . . . . . . . . . . . .           (2,806,000)       (2,808,000)       (3,477,000)
                                                                  -----------       -----------       -----------
                   Total revenues  . . . . . . . . . . .          $23,437,000       $19,872,000       $19,524,000
                                                                  ===========       ===========       ===========
         Operating income (loss):
             United States . . . . . . . . . . . . . . .          $ 2,868,000       $ 2,520,000       $   821,000
             Europe  . . . . . . . . . . . . . . . . . .             (649,000)         (430,000)       (1,177,000)
             Brazil  . . . . . . . . . . . . . . . . . .             (572,000)         (129,000)         (325,000)
                                                                  -----------       -----------       -----------
                   Total operating income (loss) . . . .          $ 1,647,000       $ 1,961,000       $  (681,000)
                                                                  ===========       ===========       ===========
         Identifiable assets:
             United States . . . . . . . . . . . . . . .          $11,581,000       $ 8,620,000       $ 9,109,000
             Europe  . . . . . . . . . . . . . . . . . .              891,000           860,000           643,000
             Brazil  . . . . . . . . . . . . . . . . . .              452,000           254,000           288,000
                                                                  -----------       -----------       -----------
                   Total assets  . . . . . . . . . . . .          $12,924,000       $ 9,734,000       $10,040,000
                                                                  ===========       ===========       ===========
         Export sales from U.S.:
             Canada  . . . . . . . . . . . . . . . . . .          $   749,000       $   572,000       $ 1,185,000
             Central America . . . . . . . . . . . . . .              154,000           418,000           524,000
             South America . . . . . . . . . . . . . . .            1,554,000           790,000           648,000
             Europe  . . . . . . . . . . . . . . . . . .              903,000         1,475,000         2,175,000
             Asia/Pacific Rim  . . . . . . . . . . . . .           10,066,000         8,724,000         9,090,000
             Africa  . . . . . . . . . . . . . . . . . .              143,000           137,000             8,000
                                                                  -----------       -----------       -----------

                   Total export sales  . . . . . . . . .          $13,569,000       $12,116,000       $13,630,000
                                                                   ==========        ==========        ==========
         Consolidated revenues from foreign customers by
             geographic area are as follows:
             Canada and Central America  . . . . . . . .          $   903,000       $   991,000       $ 1,709,000
             Singapore, Australia and Japan  . . . . . .           10,066,000         8,724,000         9,089,000
             Europe and United Kingdom . . . . . . . . .            2,271,000         2,903,000         4,369,000
             Africa  . . . . . . . . . . . . . . . . . .              143,000           137,000             8,000
             South America . . . . . . . . . . . . . . .            1,783,000         1,189,000         1,091,000
                                                                  -----------       -----------       -----------
                   Consolidated foreign revenues . . . .          $15,166,000       $13,944,000       $16,266,000
                                                                  ===========       ===========       ===========
         Depreciation and amortization of property and
             equipment:
             United States . . . . . . . . . . . . . . .          $   366,000       $   373,000       $   416,000
             Europe  . . . . . . . . . . . . . . . . . .               24,000            18,000           102,000
             Brazil  . . . . . . . . . . . . . . . . . .               15,000            15,000            21,000
         Capital expenditures:
             United States . . . . . . . . . . . . . . .          $   565,000       $   374,000       $   160,000
             Europe  . . . . . . . . . . . . . . . . . .               64,000            14,000             1,000
             Brazil                                                     5,000                --             2,000

-----------

(1) Sales between geographic areas are made at prices that generally approximate the prices of similar charges to unaffiliated customers.

  Approximately 96% of total revenues from continuing operations were derived from the petroleum industry during the year ended September 30, 1995 (99% and 97% during 1994 and 1993, respectively). Individual customers accounted for MPSI revenues which were in excess of 10% of consolidated revenues in 1993, 1994 or 1995 as follows:

                                                  1995                  1994                  1993
                                             ---------------       --------------        ---------------
                                             AMOUNT        %       AMOUNT       %        AMOUNT        %
                                             ------        -       ------       -        ------        -
        Exxon/Esso/Imperial . . . . . . . .   $4.4        19        $3.8        19        $3.2        16
        Texaco  . . . . . . . . . . . . . .   $ .6        3         $2.2        11        $2.4        13
        Shell . . . . . . . . . . . . . . .   $2.8        12        $2.1        11        $2.1        11
        Amoco . . . . . . . . . . . . . . .   $2.5        11        $1.4         7        $ .2        1


  Although the Company would be adversely affected if several petroleum industry customers curtailed their long-term usage of MPSI products or in the event of a significant long-term economic downturn in the petroleum industry generally, the Company's petroleum clients are well diversified geographically which reduces the long-term risk attendant with its industry dependence, and MPSI has historically experienced high renewal rates for its software license and maintenance agreements.


9. EMPLOYEE BENEFITS:

  Under an employee stock ownership and investment plan, all participants may contribute up to 16% of their annual earnings. Subject to certain limitations, the Company will contribute in cash or Common Stock an amount equal to but not less than 50% or more than 100% of a participant's salary deferral contributions that are not in excess of 6% of the participant's earnings for the year. Contributions may be invested in the Company's Common Stock or in five other equity or fixed-income funds. At September 30, 1995 and 1994, the Company had accrued $102,000 and $91,000 of liabilities for matching contributions to the 401(k) plan (which in each case represented the estimated Company match attributable to nine months of participant contributions since the Plan year ends December 31). The Company liquidated its matching contribution liability for the Plan year ended December 31, 1993 during fiscal year 1994 by contributing previously unissued Common Stock at a value of $107,000. During fiscal year 1995, the Company paid a $121,000 cash matching contribution applicable to the Plan year ended December 31, 1994. The matching contribution for Plan year 1995 will be paid during fiscal year 1996.

  The Company has reserved 750,000 shares of Common Stock for issuance of stock options under a 1988 stock option plan which expires in 1998. An additional 130,000 shares are potentially issuable if outstanding options under a 1984 stock option plan are exercised. The remaining options under the 1984 plan expire from September 3, 1998 to November 28, 1999, and no further options may be granted under that plan.

  The following table summarizes the status of the plans at September 30, 1995:

                                                                           NO. OF     OPTION PRICE
                                                                           SHARES       PER SHARE
                                                                          -------    ---------------
                 Outstanding September 30, 1992  . . . . . . .             89,490    $  5.60-$38.80
                   Granted . . . . . . . . . . . . . . . . . .            106,500           $  2.25
                   Cancelled . . . . . . . . . . . . . . . . .            (77,655)   $  5.60-$38.80

                   Expired . . . . . . . . . . . . . . . . . .             (8,735)   $ 22.50-$38.80
                                                                          -------
                 Outstanding September 30, 1993  . . . . . . .            109,600    $  2.25-$17.50
                   Granted . . . . . . . . . . . . . . . . . .             18,000    $ 3.00-$  4.50
                   Cancelled . . . . . . . . . . . . . . . . .            (15,500)          $  2.25
                                                                          -------
                 Outstanding September 30, 1994  . . . . . . .            112,100    $  2.25-$17.50

                   Granted . . . . . . . . . . . . . . . . . .             68,900           $  3.00
                   Cancelled . . . . . . . . . . . . . . . . .             (8,050)   $ 2.25-$  8.75
                   Exercised . . . . . . . . . . . . . . . . .             (4,333)          $  2.25
                                                                          -------
                 Outstanding September 30, 1995  . . . . . . .            168,617    $  2.25-$17.50
                                                                          =======
                 Exercisable September 30, 1995                            62,912    $  2.25-$17.50
                                                                          =======

  The Company accrued $140,000 at September 30, 1995 (none accrued at September 30, 1994), in connection with incentive award programs for certain employees. The awards were accrued based upon the Company's achievement of certain revenue and operating income objectives and the respective contributions of certain employees to the achievement of those objectives. The various incentive plans specify cash settlement of the accrued liability prior to December 31, 1995.

  At September 30, 1994 and 1995, the Company had an accrual of approximately $110,000 in connection with discretionary employee performance awards in the form of deferred compensation. Such amount was earned and accrued based on the employee's performance during the year ended September 30, 1994. Under deferred compensation agreements with certain key employees as approved by the Compensation Committee, the Company will pay future cash awards to the specified employees upon the achievement, for thirty consecutive business days, of a $6.00 per share market price for the Company's Common Stock. Such payments could be made at any point after November 29, 1995, assuming stock price and other vesting requirements have been met. The liability for these discretionary bonuses is reflected in the consolidated balance sheets under the caption Other Noncurrent Liabilities.

  At September 30, 1995 and 1994, the Company had accrued $546,000 and $482,000, respectively, related to employee vacations earned but not yet taken.


10. COMMITMENTS AND CONTINGENCIES:

  In early fiscal year 1993 the Company was in arrears under the lease for its corporate headquarters. The lessor was a joint venture in which the Company's chairman had a noncontrolling financial interest and a director with nominal shareholdings in the Company had a dominant financial interest. At March 31, 1993 the Company resolved its $600,000 rental arrearage with the lessor. The lessor agreed to discount the arrearage by approximately $280,000, leaving $320,000 owing, and to accept payment of the remaining balance in five annual installments of $60,000 commencing September 15, 1993, together with a one-time payment of $20,000 at March 31, 1993. As neither the Company nor its chairman exercised significant influence over the joint venture, the discount to the arrearage was recognized as a reduction of general and administrative expense in 1993. Related party rent expense of $228,000 and $693,000 was paid in 1993 and 1992, respectively. The Company has made all payments required to date. New leasing arrangements negotiated by the Company with the new owner of the building, an unaffiliated third party, which took effect April 1, 1993, cover 40,000 square feet and expire April 1998.

  During 1993 and 1994, the Company leased computer equipment from its chairman and members of his family under various agreements which require aggregate quarterly payments of approximately $16,000 and expire in 1995. Approximately $45,000 was paid under such agreements during each of the years ended September 30, 1995 and 1994 ($24,000 in 1993).

  The Company leases other office space and equipment under various agreements, substantially all of which have been accounted for as operating leases. Rental expense, including the leases described above, of $1,095,000 was recorded during the year ended September 30, 1995 ($1,265,000 and $1,794,000 in 1994 and 1993, respectively). Aggregate future rentals under these commitments are as follows: 1996 -- $834,000; 1997 -- $694,000; 1998 -- $329,000, and 1999 --
$3,000.

  In connection with the discontinued RSI business unit and sale of its assets as described in Note 2, the Company remains contingently liable until December 31, 1997, for certain lease obligations in the event that the purchaser does not fully perform in accordance with the lease terms. The Company has received no notices of non-performance on these obligations. At September 30, 1995, the aggregate remaining lease obligations assumed by the purchaser were $2,000 related to equipment leases and $280,000 related to the office space which RSI occupied prior to the sale. The annual amounts under such lease obligations for which the Company might be liable in the event that Dakota fails to perform are: 1996 -- $126,000; 1997 -- $124,000, and 1998 -- $32,000.

11. EQUITY INFUSION:

  Effective September 29, 1993, the Company completed a series of transactions as part of a broad equity recapitalization plan which yielded total proceeds of $4.4 million as set forth below. The plan involved not only injection of cash, but a conversion of significant debt to equity. Unless otherwise indicated, all transactions were based on a price of $2.25 per share. All shares and per share data appearing in the consolidated financial statements and notes thereto reflect a one-for-ten reverse stock split described below.

                                                      PROCEEDS TO REGISTRANT                   STOCK ISSUED
                                                   ----------------------------       --------------------------------
                                                                                                   COMMON EQUIVALENT
                                                                       DEBT                          OF CONVERTIBLE
           NAME OF STOCKHOLDER                        CASH           CONVERSION        COMMON       PREFERRED SHARES
           -------------------                     -----------       ----------       ---------    -------------------
    Investors acquiring more than 5% of
        outstanding stock:
        Ronald G. Harper  . . . . . . . . .        $        --       $1,350,000              --          600,000
        John C. Bumgarner, Jr . . . . . . .            500,000               --         162,222           60,000
        Joseph C. McNay . . . . . . . . . .            500,000               --         162,222           60,000
        The Robertson Stephens Orphan Fund             412,000               --         182,890               --
        Sanford Orkin . . . . . . . . . . .            500,000               --         222,222               --
        Bank of Oklahoma, N.A.(1) . . . . .                 --        1,000,000         285,715               --

    All other investors, each of whom
        acquired less than 5% of outstanding
        stock (12 persons)  . . . . . . . .            121,000               --          53,999               --
                                                   -----------       ----------       ---------          -------
              Totals                               $ 2,033,000       $2,350,000       1,069,270          720,000
----------                                         ===========       ==========       =========          =======

(1) Conversion price was $3.50 per share which reflects the Bank's concession in a troubled debt restructuring.

  Preferred Stock was issued only as a temporary investment vehicle to facilitate consummation of the equity transaction. It was utilized because, until a reverse stock split could be accomplished, the Company did not have sufficient authorized Common Stock to complete the transaction. Because of the temporary nature of the Preferred Stock, it has been reflected herein as if converted at September 30, 1993.

  The Preferred Stock had been previously authorized by the Company's shareholders, but the Board of Directors established its relative rights and privileges upon issuance in this transaction. The 72 shares of Preferred Stock issued were convertible into 720,000 shares of Common Stock. Even prior to conversion, the Preferred Stockholders possessed the equivalent voting power to holders of 720,000 shares of Common Stock. The agreements pursuant to which the Preferred Stock was issued provide that one day after effectiveness of the Reverse Stock Split described below, such shares automatically convert to 720,000 shares of Common Stock.

  Of the total $2,033,000 cash proceeds from the transaction, $1,725,000 was paid to Bank of Oklahoma, N.A., to discharge the remaining balance of the Company's indebtedness to such bank. An additional $150,000 was used to satisfy the remaining portion of an original $1,500,000 Company indebtedness to Ronald
G. Harper and family, a substantial portion of which is being converted to equity, as set forth above. Remaining cash proceeds of approximately $158,000 were used to pay transaction costs associated with the private placements of stock, entering into related agreements and for general working capital purposes. The Company accrued approximately $101,000 of estimated transaction costs with a corresponding charge to additional paid-in capital.

  The Company made several agreements in connection with the private placements. Among others, the principal investors, being John C. Bumgarner, Jr., Ronald G. Harper, Joseph C. McNay, Sanford Orkin, The Robertson Stephens Orphan Fund and Bank of Oklahoma, N.A. (collectively, the "Principal Investors"), required the Company grant them demand registration rights for the restricted securities received in the private placement. Specifically, upon request of 30% of the stock subject to the agreements, and so long as 10% of all Company Common Stock would be represented, the Principal Investors have a right to require the Company to file and make effective with the Securities and Exchange Commission one additional registration statement for their stock. In addition, should the Company ever decide to file a registration statement for its own account or for the benefit of stockholders other than the Principal Investors, the Principal Investors nevertheless may elect to have their securities included in such other registration statements collectively on up to two occasions. Selling Stockholders, other than the

Principal Investors, were also accorded registration rights to be exercised at the same time and on the same terms as those applicable to the Principal Investors. All registration rights extended in the private placement expire on September 29, 1998.

  Other miscellaneous agreements were reached in connection with the private placement as well. The Principal Investors are entitled to price protection assuring that for a period of three years, the Company does not issue Common Stock at a value of less than $2.25 per share, subject to certain exceptions, or they will be permitted to receive additional shares as if they had purchased at the lower price or prices. Further, certain holders of Common Stock received in the private placement have agreed upon a disposition procedure for a three-year term designed to not jeopardize the Company's credit carryforwards for federal income taxes. However, because all stockholders are not subject to such restrictions, and considering the new stock issued in the private placement and the relatively small percentage of outstanding equity (less than 3%) which, if ownership changed or the Company issued a comparable amount of new stock, could limit the tax credit carryforwards, this attractive tax benefit is at risk. The Principal Investors have among themselves also agreed to a pro rata co-sale right should any of the principal group of investors wish to sell their stock. A part of the Principal Investors' agreements also assure the existing slate of directors shall remain in office for the next three years, and that during such period the Audit, Compensation and Nominating Committees will be composed of the members serving as of September 29, 1993. Other agreements reached provide for regular financial and budgetary reporting to the Board of Directors, together with limitations upon operational authority of the officers to incur indebtedness in excess of $100,000 on behalf of the Company without prior Board approval. Another voting agreement entered into by the Principal Investors requires 61% or greater approval of the Common Stock for the Company to merge, consolidate, or enter into a transaction to sell or lease all or substantially all of its assets, or to issue additional shares of equity except to employment benefit or incentive plans. Lastly, John C. Bumgarner, Jr. and Joseph C. McNay each have the right to advance the nomination of another individual for a director's position, and the Principal Investors have agreed to vote their shares in support of any such nomination. The relative holdings of such persons assure that any nominee of Mr. Bumgarner or Mr. McNay will be approved.

  On November 16, 1993, stockholders, representing 78% of the combined voting power of outstanding common and preferred stock, approved a reverse stock split effective November 18, 1993. Holders of Common Stock outstanding at the effective date ("Old Stock") received one share of Common Stock ("New Stock") for each ten shares of Old Stock surrendered. The Company will pay cash for incremental shares. On the effective date, all convertible preferred shares automatically converted to New Stock at the rate of 10,000 common shares for each preferred share. After the conversions and reverse split there were 2,704,735 shares of Common Stock outstanding. At September 30, 1995, the number of shares outstanding has been adjusted downward by 35 shares as the result of fractional shares resulting from the reverse stock split which were eliminated by cash payment.

  The adjusted weighted average shares utilized in determining income (loss) per share were 2,802,000 for fiscal year 1995, 2,766,000 for fiscal year 1994 and 998,000 for fiscal year 1993. Earnings per share in 1993 reflect the pro rata portion of the year during which new equity shares were outstanding.

12. SUPPLEMENTAL CASH FLOW INFORMATION:

  The following information concerning noncash transactions is provided to supplement the Consolidated Statements of Cash Flow.

  The equity recapitalization which took place September 29, 1993, resulted in a noncash conversion of $2,350,000 debt into equity and a noncash extraordinary gain of $350,000 net of income taxes. Concurrent with that transaction, the Company accrued $101,000 for legal costs offset by a noncash charge to additional paid-in capital.

  During 1993, the Company negotiated various settlements related to lease arrearages which resulted in (1) a noncash gain of $2,415,000 from discontinued operations, (2) transfer of equipment and furnishings having an aggregate net book value of $127,000 to a lessor in partial settlement, and (3) reclassification of certain lease liabilities in the amount of $264,000 from current to noncurrent. In addition, property and equipment having a net book value of $32,000 were abandoned resulting in a noncash reduction in that asset category.

  In the normal course of business, certain clients exercised contract cancellation options available in their software license agreements in response to economic downturns in their operating regions. As the Company, in accordance with its policy, had not recognized any revenues on such contingent portions of those agreements, the cancellations resulted in noncash reductions of long-term receivables and deferred revenues in the amount of approximately $65,000 during fiscal year 1995 and $226,000 during fiscal year 1994.

  The Company satisfied its 401(k) matching contribution for the Plan year ended December 31, 1993 by subsequently issuing its Common Stock. This transaction resulted in a noncash reduction of accrued liabilities and a corresponding increase in Common Stock and additional paid-in capital of approximately $107,000 in fiscal year 1994.

  The Company paid interest of $12,000 during fiscal year 1995, $16,000 in fiscal year 1994, and $380,000 in fiscal year 1993. Income taxes of $220,000, $295,000, and $390,000 were paid during fiscal years 1995, 1994 and 1993, respectively.


13. CORPORATE RESTRUCTURING:

  During the three years ended September 30, 1993, the Company undertook substantial downsizing in order to reduce operating expenses. The Company refocused its sales and product development activities on its core products and services which target the retail petroleum industry, which industry accounted for more than 95% of the Company's revenues at September 30, 1995, 1994 and 1993. The downsizing and reorganization necessitated a reduction in personnel as well as a smaller physical presence in certain foreign and domestic locations.

  In 1993, approximately 106 employees representing 30% of work force were terminated or resigned (65 in the U.S. at a cost of $240,000, 29 in England at a cost of $117,000 and 12 in various other foreign offices at a cost of $13,000). The Company also negotiated a reduction in the space occupied by its corporate headquarters at a cost of $88,000 to renovate retained space and restore abandoned space (but resulted in annual rental savings of more than $500,000 thereafter), and abandoned its office lease in Canada at a cost of $30,000. No further reorganization costs were incurred during fiscal years 1994 and 1995.

MARKET INFORMATION FOR MPSI COMMON STOCK

  During fiscal 1993, 1994 and through September 25, 1995, the Company's Common Stock was not listed with an established securities exchange and all purchases and sales have occurred in direct negotiations or over the counter. Set forth below for those periods are the high and low bid prices, as adjusted giving effect to a one-for- ten reverse stock split on November 18, 1993. The trading symbol is "MPSI". Bid prices reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On September 26, 1995, the Company's Common Stock was listed on the NASDAQ SmallCap MarketSM. Information in the table below for the fourth quarter of fiscal 1995 ended September 30, 1995, reflects the high and low sales prices reported by NASDAQ.

                                                                                       HIGH      LOW
                                                                                       ----      ---
                 Fiscal 1993
                     First Quarter Ended December 31, 1992 . . . . . . . . . .        2 1/2      5/8
                     Second Quarter Ended March 31 . . . . . . . . . . . . . .        6 1/4      5/8
                     Third Quarter Ended June 30 . . . . . . . . . . . . . . .        2 1/2      5/8
                     Fourth Quarter Ended September 30 . . . . . . . . . . . .        5 5/8      5/8
                 Fiscal 1994
                     First Quarter Ended December 31, 1993 . . . . . . . . . .            7        5
                     Second Quarter Ended March 31 . . . . . . . . . . . . . .            7        4
                     Third Quarter Ended June 30 . . . . . . . . . . . . . . .        5 1/4        2
                     Fourth Quarter Ended September 30 . . . . . . . . . . . .            4      3/4
                 Fiscal  1995
                     First Quarter Ended December 31, 1994   . . . . . . . . .        2 5/8    1 1/2
                     Second Quarter Ended March 31   . . . . . . . . . . . . .        2 1/2        1
                     Third Quarter Ended June 30 ..  . . . . . . . . . . . . .            7    1 1/2
                     Fourth Quarter Ended September 30 .                              7 1/2        3


  The 2,733,000 shares of Common Stock outstanding at September 30, 1995, were held by 939 stockholders of record. At that date, an additional 168,617 shares were subject to options to purchase Common Stock as discussed more fully in
Note 9 to the Consolidated Financial Statements. The per share bid and offer prices on November 30, 1995, were $4.75 and $6.25, respectively. Common Stock that could be sold pursuant to Rule 144 under the 1933 Act totals 575,738 shares as of November 30, 1995.

  The Company intends to reinvest its earnings in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company has not paid cash dividends since its inception. Further, the Company is restricted from paying any dividends if any outstanding borrowings exist under its bank line of credit (no outstanding borrowings currently exist).

      [INSIDE BACK COVER]                                               CORPORATE INFORMATION Corporate Headquarters:
                                                                        MPSI Systems Inc.
      BOARD OF DIRECTORS                                                8282 South Memorial Drive
      Ronald G. Harper                                                  Tulsa, Oklahoma 74133
      Chairman of the Board                                             TEL:   918-250-9611
                                                                        FAX:   918-254-8764
      John C. Bumgarner, Jr.
      Senior Vice President                                             Auditors:
      The Williams Companies                                            Ernst & Young LLP
      Tulsa, Oklahoma                                                   Tulsa, Oklahoma

      Dr. David L. Huff                                                 Registrar and Transfer Agent:
      Faculty Member                                                    Chemical Mellon Shareholder Services
      The University of Texas                                           Ridgefield Park, New Jersey

      Joseph C. McNay                                                   Legal Counsel:
      Chairman of the Board                                             Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.
      Essex Investment                                                  Tulsa, Oklahoma
      Management Company
      Boston, Massachusetts                                             Annual Meeting:
      John J. McQueen                                                   11:00 a.m. February 1, 1996
      Attorney                                                          Warren Two Building
      Tulsa, Oklahoma                                                   18th Floor
                                                                        6120 South Yale
      OFFICERS                                                          Tulsa, Oklahoma
      Ronald G. Harper
      President and Chief Executive Officer                             Annual Reports:
                                                                        Copies of the Form 10-K and Annual Report to
      Roger A. Finn                                                     Stockholders filed with the Securities and Exchange
      Vice President and Chief Operating Officer                        Commission are available without charge upon written
                                                                        request to:
      James C. Auten                                                      Linda Wells
      Controller                                                          Investor Relations
                                                                          MPSI Systems Inc.
      Dorothy Y. Terhune                                                  8282 South Memorial Drive
      Corporate Secretary                                                 Tulsa, Oklahoma 74133

      Jyo Umezawa                                                       Stock Listing:
      Vice President, Pacific Rim                                       NASDAQ SmallCapSM Symbol - MPSI

      Mark R. Davis
      Vice President, Europe/Africa

      Bryan D. Porto
      Vice President, Americas




              MPSI is a registered trademark of MPSI Systems Inc.
    The Intelligent Approach to Retail Marketing, MPSI's CAPS, Price Volume
                       Optimizer, PVO, and PriceTracker
                      are trademarks of MPSI Systems Inc.

[OUTSIDE BACK COVER]

MPSI SYSTEMS INC.
8282 SOUTH MEMORIAL DRIVE
TULSA, OKLAHOMA 74133
PHONE:    1-800-727-6774
          (918-250-9611 OUTSIDE THE U.S.)
FAX:      918-254-8764





           MPSI is an Affirmative Action/Equal Opportunity Employer.
                    Printed in the United States of America.
                              All Rights Reserved.