Form 10-K, Exhibit 13
period 1996-09-30
MPSI SYSTEMS INC
filed 1996-12-20
CIK 714540

                                                                   EXHIBIT 13.1

[FRONT COVER]





                               MPSI SYSTEMS INC.



                               1996 ANNUAL REPORT

                                              MPSI Systems Inc. and Subsidiaries
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA*
(in thousands, except per share data)

                                                                  FOR THE YEAR ENDED SEPTEMBER 30,
                                                ------------------------------------------------------------------
                                                  1996         1995            1994           1993            1992
                                                ------------------------------------------------------------------
OPERATING DATA:
Revenues  ...................................   $21,745       $23,437      $19,872        $19,524         $25,313
Income (loss) from continuing operations.....      (623)        2,029        1,956           (939)         (5,567)
Income (loss) from discontinued operations...        --            --         (482)         2,149             (14)
Extraordinary gain on debt extinguishment....        --            --           --            350              --
Net income (loss)............................      (623)        2,029        1,474          1,560          (5,581)
Per share:
   Income (loss) per common and common
      equivalent share:
      Continuing operations..................   $  (.23)      $   .72      $   .71      $    (.94)        $(6.53)
      Discontinued operations................        --            --         (.18)          2.15           (.01)
      Extraordinary item.....................        --            --           --            .35             --
      Net income (loss)......................      (.23)          .72          .53           1.56          (6.54)
Weighted average shares of common stock
   and common stock equivalents outstanding..     2,756         2,802        2,766            998           853

                                                                         AT SEPTEMBER 30,
                                                ------------------------------------------------------------------
                                                  1996         1995         1994            1993            1992
                                                ------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets.................................   $10,319      $12,924       $ 9,734         $10,040         $14,861
Long-term debt...............................        --           --            --              --           2,620
Noncurrent deferred revenue..................     1,342        1,961         1,068           1,453           2,602
Other noncurrent liabilities.................       177          220           349             252           2,429

* Operating data prior to fiscal year 1994 has been restated giving effect to the September 1994 sale of RSI. See Note 2 to Consolidated Financial Statements regarding discontinued operations.




===============================================================================

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

          MPSI has regional offices strategically located around the world and employs more than 225 highly skilled professionals. Our products and services incorporate the most modern, proven technologies and are designed to meet a variety of business planning requirements, including retail site location, retail network operations, short-term pricing, and much more. With the comprehensive mix of offerings from MPSI, clients can develop strategies, solve problems, identify opportunities, and increase the decision-making effectiveness for their retail business.

===============================================================================

MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

TO OUR STOCKHOLDERS


After two solid years in 1994 and 1995, fiscal year 1996 was a year of retrenchment for MPSI in some respects. Having successfully released our new generation decision support software to North American clients in 1995 with a positive upturn in revenues from those customers, we had anticipated the release of similar software for the European and South American markets during the first quarter of fiscal year 1996. Unfortunately, those software products were not ultimately released until June 1996, thereby severely hampering our sales efforts in two of our four main operating regions of the world. The delays were a combination of our desire to react to additional client requests for increased functionality and internal organizational structures and procedures which lengthened the programming and testing phases of software development.

In June, we took steps to rectify the organization implications. We restructured our entire organization in a manner which we believe will promote teamwork, provide incentives for timely completion of corporate objectives, and allocate the right resources to effectively roll out our new products henceforth. Our basic objective has not changed and will not change. We must remain focused on and committed to client service. Competition demands that we segregate ourself from the pack by delivering the standard-setting product line in its market niche at a price which, while perhaps not the lowest in the market, assures clients that they are achieving maximum value for their decision support technology. We believe our restructuring positions us to attack the competition in a more streamlined, focused manner.

Despite the disappointing results in 1996, I believe MPSI received some very positive messages from its clients and potential clients as we exposed our new products in the world market. MPSI is undertaking significant new business in Southeast Asia, a very dynamic retail petroleum market. In that arena, we are not only delivering our mainline software and market information databases, but are also undertaking consulting projects designed to help our clients integrate ancillary services into their petroleum retail networks. In another area, one of the objectives of our product reengineering process was to make our products available at the personal computer level and thereby accessible by smaller retail companies who do not have sophisticated data processing networks. During 1996, we have licensed our software and delivered market information databases to a number of these clients on the PC platform. We believe that there is a significant market from such smaller retail petroleum chains.

Although we encountered delays in rolling out new products for Europe and South America, MPSI's business remains strong in North America and in the Pacific Rim. The Japanese petroleum market will undergo deregulation shortly, and this provides MPSI a significant opportunity to enhance the competitive advantages for each of our Japanese clients through use of both our traditional site evaluation software and our new pricing software. Likewise, mergers of petroleum companies offer MPSI opportunities both with respect to the merger partners who must streamline their combined retail networks and for their competitors who must evaluate their retail strengths and weaknesses in order to remain competitive against the new entities. Such business combinations have recently occurred in Australia, Europe and the U.S.

As has traditionally been our operating posture, MPSI will continue to target controlled expansion geographically. In addition to Southeast Asia, there are several other potential new markets for MPSI in Asia and South America. It is likely that MPSI will have some presence in at least two new countries during 1997. These countries are characterized by having large populations, high growth rates in the number of automobiles and often contain a retail petroleum structure which is being pressured to deregulate and allow entry of the multinational oil companies.

I firmly believe that MPSI's future offers a number of opportunities for us to return to profitability, grow our revenue base, diversify our services to encompass new industry groups including a substantially untapped market of smaller customers, and to increase shareholder value. Admittedly, we face more competition in certain of our markets as new software tools become available that make it easier for potential customers to accumulate and evaluate information. We remain committed to deployment of cost effective software, which we believe is still the premier offering of its type in the world and continues to set the standard for competition. We thank our clients, employees and stockholders for their continuing support as we look forward to a successful and profitable 1997 and beyond.

Sincerely,


Ronald G. Harper
Chairman of the Board and President

-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

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

                                                                                        CHANGE
                                                                                 -------------------
                                              YEAR ENDED SEPTEMBER 30,            1996          1995
                                       ------------------------------------        vs.           vs.
                                          1996         1995         1994          1995          1994
                                       ------------------------------------      -------      -------
Revenues .........................     $ 21,745      $ 23,437      $ 19,872      $(1,692)     $ 3,565
Cost of sales ....................       11,014        10,432         7,614          582        2,818
                                       --------      --------      --------      -------      -------
  Gross profit ...................       10,731        13,005        12,258       (2,274)         747
                                       --------      --------      --------      -------      -------
Operating expenses:
  General and administrative .....        3,005         2,571         2,388          434          183
  Marketing and client services ..        6,928         6,993         5,578          (65)       1,415
  Research and development .......        1,382         1,794         2,331         (412)        (537)
                                       --------      --------      --------      -------      -------
          Total operating expenses       11,315        11,358        10,297          (43)       1,061
                                       --------      --------      --------      -------      -------
Operating income (loss) ..........         (584)        1,647         1,961       (2,231)        (314)
Other income (expense), net ......          332           836           289         (504)         547
                                       --------      --------      --------      -------      -------
Income (loss) from continuing
  operations before income taxes .         (252)        2,483         2,250       (2,735)         233
Income taxes .....................         (371)         (454)         (294)         (83)         160
                                       --------      --------      --------      -------      -------
Income (loss) from continuing
  operations .....................     $   (623)     $  2,029      $  1,956      $(2,652)     $    73
                                       ========      ========      ========      =======      =======

RESULTS OF OPERATIONS

     MPSI reported a loss for the fiscal year ended September 30, 1996 of $623,000 or $.23 per share on revenues of $21.7 million compared with income of $2.0 million or $.72 per share on revenues of $23.4 million in 1995 and $2.0 million or $.71 per share on revenues of $19.9 million in 1994. The 1996 results reflected a 7% decline in revenues and substantially reduced profitability through the first three fiscal quarters compared with 1995. However, despite severance costs of approximately $215,000 related to a corporate restructuring completed in July 1996, the 1996 fourth quarter results were positive. In contrast, fiscal year 1995 results reflected a revenue increase of $3.6 million or 18% as compared to 1994 coupled with strong fourth quarter revenues and earnings. (The Company reported net income of $878,000 or $.31 per share on revenues of $7.1 million compared with net income of $45,000 or $.02 per share on revenues of $4.8 million in the 1994 fourth quarter.)

     Set forth below (in thousands of dollars) is an analysis of MPSI's revenue fluctuations over the last three fiscal years.

                                   1996 VS. 1995         1995 VS. 1994
                                 ----------------      ----------------
                                  AMOUNT        %        AMOUNT       %
                                 ----------------      ----------------
North America ..............     $   336        4      $ 2,455       35
South America ..............         (11)      (1)         394       31
Pacific Rim ................      (1,193)     (12)       1,342       15
Europe/Africa ..............        (824)     (34)        (626)     (21)
                                 -------               -------
          Totals............     $(1,692)      (7)     $ 3,565       18
                                 =======               =======

     North American revenues continued to grow in 1996 compared with the two previous years, but the rate of growth has slowed to the level that the Company would anticipate carrying forward in this highly competitive market segment. Oil companies are recording solid profits in North America and there is good activity in the retail marketing portion of their business. The revenue surge in 1995 was principally attributable to the release during late 1994 of the new CAPS(TM) software. CAPS(TM) software versions for the three remaining MPSI regions were targeted for release during fiscal year 1996. As discussed below, the South American and European versions of CAPS(TM) were substantially delayed and were not released until June 1996. MPSI was able to maintain revenues in South America at a level comparable with 1995 by expanding into several new countries, as the oil industry is experiencing reasonable growth in certain South American countries. European business continued to decline in 1996 as the oil industry, particularly in western Europe, is undergoing significant consolidation and is not, therefore, committing substantial resources to
-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

growth of the retail markets. Eastern European customers, whose retail marketing staffs are expanding and becoming more sophisticated, appear to be more interested presently in turnkey solutions rather than decision support tools. The delay in European CAPS(TM) release delayed MPSI's ability to meet European customer needs for most of 1996, but with a shift in product targeting, MPSI anticipates being able to begin growing European revenues in 1997. The CAPS(TM) release for Japan/Southeast Asia was delayed in part due to the impending deregulation of the Japanese oil industry. The revenue decline in the Pacific Rim is principally attributable to Japanese clients spending very cautiously for new retail marketing sites until they can assess the effects of deregulation. MPSI has been able to partially counteract this situation by entry into new geographic markets, most notably South Korea.

     The Company does not believe that inflation has significantly impacted the results of operations during the three years ended September 30, 1996. The 1994 implementation of lower pricing in North America, South America and Europe resulted in increased client interest in those regions. While the Company believes that lower pricing, brought about by competition in certain MPSI regions, has stimulated revenues from such customers during the three years, the Company attributes the 1996 and 1995 revenue growth, where it occurred, primarily to the technological improvements of its new products.

     The combination of the economic and industry factors discussed above with the delayed release of CAPS(TM) software for Europe and South America contributed substantially to the $698,000 (64%) decline in software licensing revenues for 1996. Such revenues also declined $1.2 million or 52% in 1995 compared with 1994. While MPSI regularly records software license renewals and recorded software renewals in both 1996 and 1995, the surge in 1994 software revenues related to a single large renewal transaction in which a worldwide licensee renewed its license for three years in the amount of $1.5 million. The timing of new or renewed long-term software license agreements can have a substantial impact upon reported revenues and gross profits from software licensing for any interim or annual fiscal period. In general, over the past two years, MPSI's software license renewal rate has been declining, except in the U.S. where the new CAPS(TM) software has resulted in new business. Management believes that as CAPS(TM) is released in MPSI's other operating regions, the trend of software renewals will reflect acceptance of CAPS(TM) as a valuable replacement for the aging Retail Planning System(R) (RPS) software.

     While MPSI is projecting revenue and earnings growth in 1997 within its core petroleum business back to levels comparable with fiscal year 1995, several new products have been under development which management believes have the potential to accelerate growth. Although they were not profit contributors in fiscal year 1996 because of delays in deployment due to resource constraints and start-up costs, they are expected to positively impact fiscal years 1997 and beyond. MPSI completed development and released its enhanced commercial version of PVO(R) software in August 1995. Clients in North America, South America, Europe and Australia are presently evaluating the PVO(R) software. In addition to new software offerings, MPSI introduced two data products during fiscal year 1995 which were designed to leverage market information already in MPSI's inventory and to combat the competitive challenge from data providers. The Quest product allows clients to obtain point-in-time retail outlet information either relative to MPSI's standard market study boundaries in a given geographic market or to establish specialized market boundaries or specialized data requirements for an additional fee. PriceTracker(TM) allows clients to obtain high quality, timely retail pricing information on a recurring basis in order to track trends in the marketplace. The start-up and survey coordination costs on these products exceeded revenues in fiscal years 1995 and 1996, but these products are expected to attain profitability in fiscal year 1997. Despite the fact MPSI is projecting revenue and earnings growth in 1997 within its core petroleum business, no assurance can be given that such goals will be achieved for several reasons, including competition from other vendors or the work of in-house research staffs; economic conditions in the petroleum business; product development delays; and the Company's own ability to generate and identify sales prospects. It is noted that MPSI had anticipated the revenue and earnings growth, as well as the decline of new product start-up and survey coordination costs discussed above, to have achieved the favorable results expected for 1997 within fiscal 1996, where such objectives were not realized.

     In line with reduced revenues and the lower percentage of such revenues that were attributable to software licensing, MPSI experienced a 17% decline in gross profits in 1996, whereas MPSI experienced better gross profit margins on its software and market studies in 1995 compared with 1994 (excluding the impact of the $1.5 million license renewal discussed above). Software cost of sales reflects amortization of capitalized software development costs generally over product lives of 18 months from product release. Software cost of sales rose 83% in 1996 compared with 1995 and 35% in 1995 over 1994. Substantial non-capitalized research and specification work was undertaken in 1994 as preparation for actual development of the CAPS(TM) software which began late in fiscal year 1994 (see discussion of research and development expenses below). Fiscal years 1996 and 1995 reflect the amortization of capitalized development costs undertaken in prior years relative to the various CAPS(TM) versions. The Company expects fiscal year 1997 amortization to increase as new CAPS(TM) software will be amortized for the entire year (only three months in 1996). Gross profit on market studies, the largest component of information services revenues, was approximately $9.1 million in 1996, $9.9 million in 1995 and $7.5 million in 1994, and represented 58%, 60%, and 58% of market study revenues in 1996, 1995 and 1994, respectively. The lower market study gross profits in 1996 were attributable in part to certain of the multi-year study updates which carry acceptable gross profit margins overall, but may result in reduced margins in certain fiscal year components. MPSI did implement production efficiencies during fiscal years 1996 and 1995. Those implemented in 1995, combined with a higher number of studies
-------------------------------------------------------------------------------

                                              MPSI Systems Inc. and Subsidiaries
--------------------------------------------------------------------------------

prepared for multiple client users, allowed MPSI to leverage its costs to a greater degree in that year. Gross profit on special projects and other services declined approximately 8%, reflecting the start-up of new data products discussed above.

     Also in line with reduced revenues, MPSI curtailed growth in operating expenses in spite of undertaking operations in several new geographic countries (business presences were established in Italy, Canada, South Korea and South Africa). The $434,000 (17%) increase in general and administrative expenses in 1996 is primarily attributable to severance costs associated with a corporate reorganization completed in July 1996, to the legal costs associated with organizing the new offices and with accounting costs associated with an income tax examination initiated by the Internal Revenue Service as discussed below. The corporate restructuring was undertaken primarily in response to some of the problems encountered in timely development of the CAPS(TM) versions noted above and partly in order to realign the Company's resources to increase attention to quality client support services. While not undertaken specifically in order to reduce personnel, the restructuring did result in a reduction of the workforce by approximately 7% (equally between Tulsa and Bristol, England) with an associated severance cost of approximately $215,000. Marketing expenses were slightly lower than in 1995 in spite of the Company's increased focus on client service resources. Research and development expenses declined $412,000 (23%) as the proportion of capitalizable activities increased in 1996 (European and South American CAPS(TM) programming). The 1995 increases in operating expenses compared with 1994 included higher general and administrative costs in the amount of $183,000 (8%) related principally to accrual of incentive bonuses and awards for employees where no similar amounts were accrued or paid for fiscal year 1994. Marketing and client services expenses grew in 1995 by $1.4 million (25%) reflecting primarily the start-up costs for the new products mentioned above. Research and development expenses in the consolidated statements of operations declined $537,000 (23%) in fiscal year 1995 compared with 1994 as the Company's overall expenditures were less in respect of contract programming resources and because a higher proportion of such expenses were capitalized in connection with development of PVO(R) version 2.0 and the CAPS(TM) versions for Europe and South America as these products achieved technological feasibility.

     MPSI enters into multi-year contracts for market studies, some of which are denominated in foreign currencies (principally the Singapore Dollar and the British Pound Sterling). This exposes MPSI to exchange gains or losses depending upon the periodic value of the U.S. Dollar relative to the respective foreign currencies. During fiscal years 1996 and 1995, MPSI benefited from foreign currency exchange gains in the amount of $146,000 and $638,000, respectively. These gains were generally the result of multi-year database contracts denominated in Singapore Dollars which were booked by clients in prior years and partially collected in 1996 or 1995. By the time the collections were effected, the contract values had increased relative to the U.S. Dollar reporting currency. Although MPSI anticipates continuing benefit from the same source in fiscal year 1997, the magnitude should be somewhat lower. In the longer term, these multi-year commitments could result in exchange losses if the current currency trends were to reverse.

     Income taxes declined $83,000 in 1996 compared with increases of $160,000 and $172,000 in fiscal years 1995 and 1994, respectively. The 1994 income taxes were primarily foreign income taxes either applicable to the Company's foreign subsidiaries or withheld at the source from payments by foreign clients. Income taxes in 1995, however, reflected a larger estimated component of U.S. Federal and state income taxes (see Note 6 to the Consolidated Financial Statements). In 1996, the Company subsequently filed income tax returns applicable to fiscal year 1995 which reflected refunds of both federal ($125,000) and state ($85,000) income taxes. Such refunds are reflected as adjustments to the 1996 income tax expense in accordance with generally accepted accounting principles governing changes in estimates. The profits generated in fiscal years 1995 and 1994 from U.S. operations resulted in utilization of virtually all net operating loss carryforwards available for income tax purposes in the U.S. Certain foreign tax credits may be carried forward to fiscal year 1997, as set forth in Note 6, but can only be utilized to offset U.S. incomes taxes to the extent they result from foreign source income. The Company expects to pay higher U.S. income taxes in 1997 and beyond although a significant portion of U.S. taxable income in 1997 is anticipated to come from foreign sources.

     In March 1996, the Internal Revenue Service initiated an examination of tax years 1993 through 1995. The Company has not yet received a final report of the results and believes that the resolution of any issues raised will not have a material effect on its financial position.

FINANCIAL CONDITION AND LIQUIDITY

     Compared with 1995, the Company's working capital, its primary measure of "liquidity", declined approximately $558,000 or 29% to $1.4 million at September 30, 1996. Working capital had improved to a positive balance of $1.9 million at September 30, 1995 from a deficit of $5,000 at September 30, 1994. The 1996 decline was principally attributable to the decline in market study and software revenues previously discussed. The revenue shortfall resulted in lower receivables balances at year end and reduced the number of multiple-client studies. Multiple-client studies, in addition to being more profitable, generally contribute significant incremental cash flow. The 1995 improvement was a combination of the Company's continued generation of operating cash flow ($1.6 million as reflected in the statement of cash flow) and the higher balance in current receivables at September 30, 1995 ($6.4 million) compared with September 30, 1994 ($4.4 million). The increase in trade receivables was principally attributable to increased market study activity.
-------------------------------------------------------------------------------

                                              MPSI Systems Inc. and Subsidiaries
--------------------------------------------------------------------------------


     The 1996 operating results have precluded the Company from obtaining a renewal of its previous bank line of credit. The Company intends to seek a replacement credit facility in 1997. The lack of a back-up funding facility means that operations must be funded entirely internally, except perhaps for some limited capital equipment leasing options. The Company has historically placed significant reliance on customer deposits and prepayments as a source of ongoing liquidity and operating capital and had not drawn on the previous line of credit since 1993. Management anticipates internal funding will be sufficient to satisfy operating needs during the fiscal year although, for short periods of time, the Company may be required to defer capital acquisition and tightly manage cash resources. Should substantial direct competitors gain market share and offer price concessions or favorable payment terms, the Company's liquidity could be negatively impacted. The Company relies on its long-term client relationships and the quality of its products and services to mitigate this potential negative impact on liquidity.

     As set forth in the statements of cash flow, the Company generated cash flow from operations of $1.0 million in 1996 which represented a $.7 million or 41% decline compared with 1995. Cash flow from operations of $1.6 million in 1995 was 41% higher than the $1.2 million in 1994. During 1996, 1995 and 1994, MPSI committed substantial resources to acquisition of additional computer equipment and to development of new software products, as previously discussed. The Company expended $1.4 million in 1996 ($1.0 million in both 1995 and 1994) for such purposes. The Company anticipates comparable expenditures in 1997 for similar purposes but has no commitments for capital expenditures at September 30, 1996, other than those related to the forthcoming regional versions of CAPS(TM) software which are expected to be funded entirely out of operating cash flows.

     The trends in software licensing discussed under "Results of Operations" above impacted the relative levels of both the related receivables and deferred revenues. The current and noncurrent balances in long-term receivables (totaling $3.2 million and $4.3 million at September 30, 1996 and 1995, respectively) and the deferred maintenance component of deferred revenue (totaling $2.2 million and $3.0 million at September 30, 1996 and 1995, respectively) decreased in 1996 as the receivables and deferred revenue from new software contracts were less than the collections and maintenance revenue recognized during 1996. MPSI's license agreements generally are noncancelable, although a few contracts include provisions for cancellation of portions of the client's commitment upon occurrence of certain negative economic events in the clients' geographic areas of operations. In accordance with its policy, the Company does not recognize revenues on such contingent portions of agreements, so that in the event of cancellation, only receivables and deferred revenue are generally adjusted. In accordance with contractual cancellation options, certain clients canceled portions of their software licenses in 1996 aggregating $435,000 compared with $65,000 during 1995 and $226,000 during 1994. As the number of contracts with cancellation clauses are few, the Company does not expect a significant impact from cancellations in 1997.

     The decrease in other noncurrent liabilities to $177,000 at September 30, 1996 from $220,000 at September 30, 1995 is the result of reclassifying certain U.S. headquarters lease obligations to current accrued liabilities. The Company's present lease on its headquarters facility expires in April 1998, and the Company has been informed by a new landlord who recently acquired the building that MPSI will be required to vacate at the end of the lease. The Company is presently evaluating facility alternatives but does not expect to move before lease expiration.

     MPSI's backlog of market studies at September 30, 1996 in the amount of approximately $16.3 million contained a substantial number of recurring studies under multi-year client commitments. Such studies represented approximately 26% of the estimated revenues for fiscal year 1997. Revenues in 1995, particularly during the last six months of the fiscal year, resulted in a drop of approximately $4.1 million in backlog compared with 1994 and reduced the market study backlog at September 30, 1995 to $14.7 million.


-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS






THE BOARD OF DIRECTORS AND STOCKHOLDERS
MPSI SYSTEMS INC.



     We have audited the accompanying consolidated balance sheets of MPSI Systems Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flow for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MPSI Systems Inc. and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.





Tulsa, Oklahoma
November 19, 1996

-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           YEAR ENDED SEPTEMBER 30,
                                                             ------------------------------------------------
                                                                 1996              1995              1994
                                                             ------------------------------------------------
Revenues:
   Information services and software maintenance .......     $ 21,354,000      $ 22,348,000      $ 17,593,000
   Software licensing ..................................          391,000         1,089,000         2,279,000
                                                             ------------      ------------      ------------
          Total revenues ...............................       21,745,000        23,437,000        19,872,000
                                                             ------------      ------------      ------------
Cost of sales:
   Information services and software maintenance .......       10,406,000        10,100,000         7,368,000
   Software licensing (Note 5) .........................          608,000           332,000           246,000
                                                             ------------      ------------      ------------
          Total cost of sales ..........................       11,014,000        10,432,000         7,614,000
                                                             ------------      ------------      ------------
          Gross profit .................................       10,731,000        13,005,000        12,258,000
Operating expenses:
   General and administrative ..........................        3,005,000         2,571,000         2,388,000
   Marketing and client services .......................        6,928,000         6,993,000         5,578,000
   Research and development ............................        1,382,000         1,794,000         2,331,000
                                                             ------------      ------------      ------------
          Total operating expenses .....................       11,315,000        11,358,000        10,297,000
                                                             ------------      ------------      ------------
          Operating income (loss) ......................         (584,000)        1,647,000         1,961,000
Other income (expense):
   Interest income .....................................          204,000           195,000           205,000
   Interest expense ....................................          (17,000)          (12,000)          (16,000)
   Gain on foreign exchange ............................          146,000           638,000             8,000
   Other, net ..........................................           (1,000)           15,000            92,000
                                                             ------------      ------------      ------------
   Income (loss) from continuing operations
      before income taxes ..............................         (252,000)        2,483,000         2,250,000
Income taxes ...........................................         (371,000)         (454,000)         (294,000)
                                                             ------------      ------------      ------------
Income (loss) from continuing operations ...............         (623,000)        2,029,000         1,956,000
Discontinued operations (Note 2):
   Operating loss of RSI before disposition ............             --                --            (431,000)
   Loss on RSI disposition .............................             --                --             (51,000)
                                                             ------------      ------------      ------------
Net income (loss) ......................................     $   (623,000)     $  2,029,000      $  1,474,000
                                                             ============      ============      ============

Per share (Note 1):
   Income (loss) per common and common equivalent share:
      Continuing operations ............................     $       (.23)     $        .72      $        .71
      Discontinued operations ..........................     $       --        $       --        $       (.18)
      Net income (loss) ................................     $       (.23)     $        .72      $        .53



See accompanying notes to consolidated financial statements.


-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

ASSETS
=====================================================================================================

                                                                                  SEPTEMBER 30,
                                                                       ------------------------------
                                                                             1996              1995
                                                                       ------------------------------
Current assets:
   Cash and cash equivalents .....................................     $    951,000      $  1,270,000
   Short-term investments, at cost ...............................           49,000            41,000
   Receivables (Note 3):
      Trade ......................................................        3,413,000
                                                                                            4,522,000
      Current portion of long-term receivables, net of unamortized
         discount ................................................        1,177,000         1,893,000
   Work in process inventory .....................................          361,000           304,000
   Prepayments ...................................................          174,000           175,000
                                                                       ------------      ------------
          Total current assets ...................................        6,125,000         8,205,000
Long-term receivables, net of unamortized discount (Note 3) ......        1,779,000         2,421,000
Property and equipment, net (Note 4) .............................        1,325,000         1,191,000
Software products, net (Note 5) ..................................          843,000           673,000
Other assets .....................................................          247,000           434,000
                                                                       ------------      ------------
          Total assets ...........................................     $ 10,319,000      $ 12,924,000
                                                                       ============      ============



LIABILITIES AND STOCKHOLDERS' EQUITY
=====================================================================================================

Current liabilities:
   Accounts payable ..............................................     $  1,241,000      $    905,000
   Accrued liabilities (Notes 6 and 8) ...........................        1,214,000         1,738,000
   Deferred revenue ..............................................        2,280,000         3,614,000
                                                                       ------------      ------------
          Total current liabilities ..............................        4,735,000         6,257,000
Noncurrent deferred revenue ......................................        1,342,000         1,961,000
Other noncurrent liabilities .....................................          177,000           220,000
                                                                       ------------      ------------
          Total liabilities ......................................        6,254,000         8,438,000
                                                                       ------------      ------------
Commitments and contingencies (Note 9) ...........................             --                --
Stockholders' equity (Note 8):
   Preferred Stock, $.10 par value, 1,000,000 shares authorized,
      none issued or outstanding .................................             --                --
   Common Stock, $.05 par value, 20,000,000 shares authorized,
      2,794,000 and 2,733,000 shares issued and outstanding at
      September 30, 1996 and 1995, respectively ..................          140,000           137,000
   Junior Common Stock, $.05 par value, 500,000 shares authorized,
      none issued or outstanding .................................             --                --
   Additional paid-in capital ....................................       12,934,000        12,751,000
   Deficit .......................................................       (9,963,000)
                                                                                           (9,340,000)
   Foreign currency translation adjustment .......................          954,000           938,000
                                                                       ------------      ------------
          Total stockholders' equity .............................        4,065,000         4,486,000
                                                                       ------------      ------------
          Total liabilities and stockholders' equity .............     $ 10,319,000      $ 12,924,000
                                                                       ============      ============



See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOW (SEE ALSO NOTE 10)

                                                                           YEAR ENDED SEPTEMBER 30,
                                                               -----------------------------------------------
                                                                   1996             1995              1994
                                                               -----------------------------------------------
Income (loss) from continuing operations .................     $  (623,000)     $ 2,029,000      $ 1,956,000
Adjustments to reconcile income (loss) from continuing
   operations to cash provided by continuing operations:
   Depreciation and amortization of property and equipment         450,000          405,000          406,000
   Amortization of software products .....................         592,000          294,000          246,000
   Deferred income taxes .................................            --               --             26,000
   Loss (gain) on sale of assets .........................           5,000            7,000           (1,000)
   Write off of capitalized software development costs ...            --             30,000             --
Changes in assets and liabilities:
   Decrease (increase) in assets:
      Receivables ........................................       1,970,000       (2,436,000)        (715,000)
      Inventories ........................................         (57,000)         228,000         (254,000)
      Prepayments ........................................         189,000          138,000          191,000
   Increase (decrease) in liabilities:
      Trade payables and accruals ........................         388,000         (214,000)        (699,000)
      Taxes payable ......................................        (438,000)         234,000          (24,000)
      Deferred revenue ...................................      (1,501,000)         924,000          440,000
                                                               -----------      -----------      -----------
          Net cash provided by continuing operations .....         975,000        1,639,000        1,572,000
                                                               -----------      -----------      -----------
Loss from discontinued operations ........................            --               --           (482,000)
Adjustments to reconcile loss from discontinued
   operations to cash used by discontinued operations:
   Provision for loss on receivables in excess of
      write-offs .........................................            --               --              2,000
   Loss on sale of assets ................................            --               --             51,000
   Provision for income taxes ............................            --               --            (10,000)
   Depreciation and amortization .........................            --               --             27,000
                                                               -----------      -----------      -----------
          Net cash used by discontinued operations .......            --               --           (412,000)
                                                               -----------      -----------      -----------
          Net cash provided by operating activities ......         975,000        1,639,000        1,160,000
                                                               -----------      -----------      -----------
Cash flows from investing activities:
   Increase in short-term investment .....................            --               --            (28,000)
   Purchase equipment ....................................        (601,000)        (634,000)        (388,000)
   Software development ..................................        (762,000)        (396,000)        (590,000)
   Proceeds from disposition of assets ...................          16,000           16,000            7,000
   Proceeds from sale of discontinued RSI unit ...........            --               --             70,000
   Net investment activities of discontinued operations ..            --               --            (11,000)
                                                               -----------      -----------      -----------
          Net cash used by investing activities ..........      (1,347,000)      (1,014,000)        (940,000)
                                                               -----------      -----------      -----------
Cash flows from financing activities:
   Proceeds from exercised stock options .................          53,000           10,000             --
                                                               -----------      -----------      -----------
          Net cash provided by financing activities ......          53,000           10,000             --
                                                               -----------      -----------      -----------
Increase (decrease) in cash and cash equivalents .........        (319,000)         635,000          220,000
Cash and cash equivalents at beginning of period .........       1,270,000          635,000          415,000
                                                               -----------      -----------      -----------
Cash and cash equivalents at end of period ...............     $   951,000      $ 1,270,000      $   635,000
                                                               ===========      ===========      ===========



See accompanying notes to consolidated financial statements.


-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FISCAL YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996



                                         COMMON STOCK                                             FOREIGN         TOTAL
                                     --------------------      ADDITIONAL                         CURRENCY        STOCK-
                                                 CARRYING       PAID-IN                         TRANSLATION       HOLDERS'
                                     SHARES        VALUE        CAPITAL          DEFICIT         ADJUSTMENT       EQUITY
                                     ------      --------       -------          -------         ----------       ------
Balance, September 30, 1993 ..     2,705,000     $135,000     $12,636,000     $(12,843,000)     $ 1,006,000      $   934,000
   Net income ................          --           --              --          1,474,000             --          1,474,000
   Stock issued to 401(k) Plan        23,000        1,000         106,000             --               --            107,000
   Translation adjustment ....          --           --              --               --            (32,000)         (32,000)
                                   ---------     --------     -----------     ------------      -----------      -----------

Balance, September 30, 1994 ..     2,728,000      136,000      12,742,000      (11,369,000)         974,000        2,483,000
   Net income ................          --           --              --          2,029,000             --          2,029,000
   Stock options exercised ...         5,000        1,000           9,000             --               --             10,000
   Translation adjustment ....          --           --              --               --            (36,000)         (36,000)
                                   ---------     --------     -----------     ------------      -----------      -----------

Balance, September 30, 1995 ..     2,733,000      137,000      12,751,000       (9,340,000)         938,000        4,486,000
   Net loss ..................          --           --              --           (623,000)            --           (623,000)
   Stock options exercised ...        20,000        1,000          52,000             --               --             53,000
   Stock issued to 401(k) Plan        41,000        2,000         131,000             --               --            133,000
   Translation adjustment ....          --           --              --               --             16,000
                                   ---------     --------     -----------     ------------      -----------      -----------
                                                                                                                      16,000
Balance, September 30, 1996 ..     2,794,000     $140,000     $12,934,000     $ (9,963,000)     $   954,000      $ 4,065,000
                                   =========     ========     ===========     ============      ===========      ===========



See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations: MPSI Systems Inc. is a United States-based multinational corporation whose principal line of business is providing decision support software, information databases and consulting services to businesses which have an investment in retail outlet networks. The Company markets its products and services in North America, the Pacific Rim, South America, Europe and South Africa through a direct sales force located in various foreign countries. As discussed more fully in Note 7, over 60% of consolidated revenues are generated from foreign customers, and substantial portions of such revenues are billed in foreign currencies. Most of the Company's business comes from the petroleum industry, including several customers who individually account for a significant portion of consolidated revenues. Services are also provided for clients in the banking, convenience food, quick service restaurant and government postal industries. All software development and substantially all of the information database preparation is performed at the Company's headquarters facility in Tulsa, Oklahoma.

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MPSI Systems Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

     Revenue Recognition: Revenues and costs related to production of market information databases are recorded based upon the ratio of costs incurred to total estimated completion costs (percentage-of-completion method). Revenues and costs related to single site studies, mini-market studies and other projects which are completed in a short time period are recognized at completion. Anticipated losses on contracts are charged against earnings at the time such losses are identified.

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

     The annual amortization of software products is computed on a product-by-product basis and is the greater of the amount determined using (1) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (2) the straight-line method over the remaining economic life of the product. Historically, the
-------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

straight-line method has resulted in a greater amount of amortization in each accounting period and has, therefore, been the basis for amortization in the current period and in prior periods. Amortization starts when a product is available for general release to customers and is reflected in cost of sales-software licensing.

     In the event that capitalized software development costs are subsequently determined not to be fully recoverable from future operations, the carrying value of such software is reduced to an amount equal to its net realizable value less costs of marketing and distribution. The reduction in carrying value is recorded in cost of sales-software licensing.

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

     Earnings Per Share: Earnings per share computations are based upon the weighted average number of common shares outstanding during each period, including dilutive common stock equivalents related to unexercised stock options. Earnings per share computations do not give effect to common stock equivalents for any period in which their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise computed. The adjusted weighted average shares utilized in determining income (loss) per share were 2,756,000 for fiscal year 1996, 2,802,000 for fiscal year 1995, and 2,766,000 for fiscal year 1994.

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

     New Accounting Pronouncements: In March 1995 the Financial Accounting Standards Board adopted Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. Adoption of this new Statement is not expected to have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board adopted Statement No. 123, "Accounting for Stock Based Compensation," effective for fiscal years beginning after December 15, 1995. FAS 123 provides MPSI the option to continue present methods of accounting for stock-based compensation with additional disclosure of the effects thereof had the accounting policies set forth in the Statement been adopted. MPSI will incorporate the required disclosure in future financial statements issued after the effective date.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


-------------------------------------------------------------------------------
                                                                             13

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


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

     Operating results of the discontinued RSI business unit at September 30, 1994 were as follows:

     Revenues .....................................  $ 1,226,000
     Loss before income taxes......................     (440,000)
     Income tax benefit ...........................        9,000
     Loss from operations .........................     (431,000)

     The loss on disposal of RSI at September 30, 1994 included the following:

     Gain on net assets sold ......................  $    32,000
     Accrued close-down costs .....................      (38,000)
     Income tax benefit ...........................        1,000
     Accrued employee severance ...................      (46,000)
                                                     -----------
        Loss on disposal of discontinued
         operations ...............................  $   (51,000)
                                                     ===========

3.  RECEIVABLES:

     Trade accounts receivable include unbilled amounts of $1,423,000 at September 30, 1996 and $1,662,000 at September 30, 1995. These amounts represent market study revenues recognized under the percentage-of-completion method in excess of amounts billed and will generally be billable during the succeeding twelve months upon completion of the respective studies.

     Current and noncurrent receivables also include unbilled amounts of $2,987,000 at September 30, 1996 and $4,254,000 at September 30, 1995 (before present value discount and excluding $207,000 and $381,000 which had been billed at September 30, 1996 and 1995, respectively) related to multi-year software license and maintenance agreements. Since these agreements contain annual installment billing provisions, the unbilled receivable balance for some contracts is as much as four years' future annual billings. Of the September 30, 1996 unbilled amounts, $1,086,000 (compared with $1,656,000 at September 30, 1995) will be billed in the succeeding twelve months, and the remainder will be billed thereafter at such future dates as are specified in the respective contracts. The portion of such future billings related to maintenance and support services not yet performed is offset by corresponding amounts in deferred revenue. The current portions of long-term receivables are reduced by unamortized present value discount of $116,000 and $144,000 at September 30, 1996 and 1995, respectively. Noncurrent long-term receivables are presented net of unamortized present value discount in the amount of $122,000 and $177,000 at September 30, 1996 and 1995, respectively. The present value discount is imputed based upon the New York prime rate on the effective date of each agreement. Interest income related to these agreements was $160,000, $171,000, and $196,000 in fiscal years 1996, 1995 and 1994, respectively.

     A significant portion of the Company's business activity is with the major multinational oil companies. At September 30, 1996, 96% ($6,341,000) of the Company's receivables (before present value discounts) were from petroleum clients ($8,556,000 or 93% at September 30, 1995). The receivable portfolio is well diversified geographically which tends to mitigate the potential impact of fluctuations in petroleum activities which may otherwise result if receivables were confined to a particular geographic area. Software license agreements are payable over several years (generally five-year agreements) and are expected to be paid from operating cash flows of the customers. The Company does not require collateral or other security to support these contractual receivables. The carrying value of long-term receivables, net of unearned discount, approximates market value.


-------------------------------------------------------------------------------
                                                                             14

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


4.  PROPERTY AND EQUIPMENT:

    Property and equipment consists of:

                                                              SEPTEMBER 30,
                                         USEFUL LIFE  ----------------------------
                                          IN YEARS       1996               1995
                                          --------    ----------------------------
     Leasehold improvements .........     Various     $   702,000      $   713,000
     Computer equipment and software      4-5           5,955,000        6,243,000
     Office furnishings and equipment     3-10          1,637,000        1,655,000
                                                      -----------      -----------
                                                        8,294,000        8,611,000
     Accumulated depreciation .......                  (6,969,000)      (7,420,000)
                                                      -----------      -----------
        Net property and equipment ..                 $ 1,325,000      $ 1,191,000
                                                      ===========      ===========

     The provision for depreciation was $450,000, $405,000, and $406,000 for the years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996, fully depreciated assets with an aggregate original cost of approximately $5,517,000 remain in use.

5.  SOFTWARE PRODUCTS:

                                                        SEPTEMBER 30,
                                                ----------------------------
                                                   1996               1995
                                                ----------------------------
     Capitalized software development costs     $ 3,931,000      $ 3,171,000
     Accumulated amortization .............      (3,088,000)      (2,498,000)
                                                -----------      -----------
        Net software products .............     $   843,000      $   673,000
                                                ===========      ===========

     The provision for amortization, reflected in Software Licensing cost of sales, was $592,000, $294,000, and $246,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Based upon current sales forecasts, capitalized software costs are projected to be recoverable. However, these sales forecasts are subject to certain vulnerabilities which could potentially affect the recoverability of those costs.

6.  INCOME TAXES:

                                                                      YEAR ENDED SEPTEMBER 30,
                                                          ------------------------------------------------
                                                           1996                1995                1994
                                                          ------------------------------------------------
Income (loss) from continuing operations before
   income taxes:
   Domestic.............................................  $   27,000        $ 3,515,000     $ 2,977,000
   Foreign..............................................    (279,000)        (1,032,000)       (727,000)
                                                          ----------        -----------     -----------
          Total.........................................  $ (252,000)       $ 2,483,000     $ 2,250,000
                                                          ==========        ===========     ===========
Income taxes (benefits):
   Current:
    Federal.............................................  $   15,000        $    80,000     $    56,000
    State...............................................     (56,000)           203,000           3,000
    Foreign.............................................     412,000            171,000         209,000
                                                          ----------        -----------     -----------
          Current income taxes..........................     371,000            454,000         268,000
    Foreign deferred income taxes.......................          --                 --          26,000
                                                          ----------        -----------     -----------
          Provision for total income taxes..............  $  371,000        $   454,000     $   294,000
                                                          ==========        ===========     ===========


--------------------------------------------------------------------------------

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

     A reconciliation of the provision for income taxes at the applicable Federal statutory income tax rate to the actual provision for income taxes follows:

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                       ----------------------------------------------
                                                                          1996               1995                1994
                                                                       ----------------------------------------------
Expense (benefit) at statutory rate...........................         $ (88,000)         $ 869,000         $   787,000
Alternative minimum tax.......................................            15,000             80,000              56,000
Foreign income and taxes, net.................................           295,000           (201,000)            177,000
Loss carryforwards............................................           156,000            418,000             311,000
Federal loss carryforwards utilized...........................                --           (813,000)         (1,069,000)
State income taxes............................................           (36,000)           132,000               2,000
Other, net....................................................            29,000            (31,000)             30,000
                                                                       ---------          ---------         -----------
   Income taxes...............................................         $ 371,000          $ 454,000         $   294,000
                                                                       =========          =========         ===========

     Income taxes of $210,000 were refundable at September 30, 1996 ($352,000 payable at September 30, 1995). The Company does not accrue income taxes on undistributed earnings of certain foreign subsidiaries which are permanently invested. At September 30, 1996 and 1995, the amount of undistributed earnings for which taxes have not been accrued was insignificant.

     In March 1996, the Internal Revenue Service initiated an examination of tax years 1993 through 1995. The Company has not yet received a final report of the results and believes that the resolution of any items raised will not have a material effect on its financial position.

     At September 30, 1996, the Company has various U.S. tax credits of $633,000 which expire between 1997 and 2001. At September 30, 1996, certain foreign subsidiaries have net operating loss carryforwards of approximately $8,115,000 which may be utilized in future years.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                SEPTEMBER 30,
                                                                        -----------------------------
                                                                           1996              1995
                                                                        -----------------------------
Deferred tax liabilities:
   Software revenue ...............................................     $   699,000      $   825,000
   Depreciation ...................................................          58,000           49,000
   Other ..........................................................          98,000           98,000
                                                                        -----------      -----------
          Total deferred tax liabilities ..........................         855,000          972,000
                                                                        -----------      -----------
Deferred tax assets:
   Accrued liabilities ............................................         287,000          245,000
   U.S. and foreign loss carryforwards ............................       2,413,000        2,279,000
   U.S. tax credit carryforwards ..................................         633,000          689,000
                                                                        -----------      -----------
          Total deferred tax assets ...............................       3,333,000        3,213,000
   Valuation allowance for deferred tax assets ....................      (2,576,000)      (2,339,000)
                                                                        -----------      -----------
          Net deferred tax assets .................................         757,000          874,000
                                                                        -----------      -----------
          Net deferred tax liabilities included in Other Noncurrent
             Liabilities ..........................................     $    98,000      $    98,000
                                                                        ===========      ===========

     Utilization of the Company's tax credit and loss carryforwards is dependent on realizing taxable income in the appropriate tax jurisdiction. Deferred tax assets for these carryforwards have been reduced by the valuation allowance to an amount that is more likely than not to be realized.



-------------------------------------------------------------------------------
                                                                             16

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------


7.  BUSINESS SEGMENT AND REVENUE FROM MAJOR CUSTOMERS:

     The Company operates in one business segment from its principal production facility in the United States supported by satellite production facilities in England and Brazil. Foreign sales offices or representatives are currently maintained in Australia, Brazil, Canada, Japan, Italy, South Africa, South Korea, Shanghai, the United Kingdom and Singapore. The following table sets forth the revenues and other information related to continuing services provided by each of the Company's three production centers.

                                                                  YEAR ENDED SEPTEMBER 30,
                                                    ------------------------------------------------
                                                        1996                1995             1994
                                                    ------------------------------------------------
Revenues:
Unaffiliated customers:
   United States ..............................     $ 20,248,000      $ 21,839,000      $ 18,045,000
   Europe .....................................          780,000         1,369,000         1,428,000
   Brazil .....................................          717,000           229,000           399,000
Between geographic areas(1):
   United States ..............................          237,000           300,000           391,000
   Europe .....................................          673,000           284,000           384,000
   Asia/Pacific Rim ...........................        2,228,000         2,222,000         2,033,000
   Brazil .....................................          387,000              --                --
Eliminations ..................................       (3,525,000)       (2,806,000)       (2,808,000)
                                                    ------------      ------------      ------------
          Total revenues ......................     $ 21,745,000      $ 23,437,000      $ 19,872,000
                                                    ============      ============      ============
Operating income (loss):
   United States ..............................     $    795,000      $  2,868,000      $  2,520,000
   Europe .....................................         (891,000)         (649,000)         (430,000)
   Brazil .....................................         (488,000)         (572,000)         (129,000)
                                                    ------------      ------------      ------------
          Total operating income (loss) .......     $   (584,000)     $  1,647,000      $  1,961,000
                                                    ============      ============      ============
Identifiable assets:
   United States ..............................     $  9,276,000      $ 11,581,000      $  8,620,000
   Europe .....................................          436,000           891,000           860,000
   Brazil .....................................          607,000           452,000           254,000
                                                    ------------      ------------      ------------
          Total assets ........................     $ 10,319,000      $ 12,924,000      $  9,734,000
                                                    ============      ============      ============
Export sales from U.S.:
   Canada .....................................     $    952,000      $    749,000      $    572,000
   Central America ............................          358,000           154,000           418,000
   South America ..............................        1,055,000         1,554,000           790,000
   Europe .....................................          521,000           903,000         1,475,000
   Asia/Pacific Rim ...........................        8,873,000        10,066,000         8,724,000
   Africa .....................................          289,000           143,000           137,000
                                                    ------------      ------------      ------------
          Total export sales ..................     $ 12,048,000      $ 13,569,000      $ 12,116,000
                                                    ============      ============      ============
Consolidated revenues from foreign customers by
   geographic area are as follows:
   Canada and Central America .................     $  1,310,000      $    903,000      $    991,000
   Singapore, Australia and Japan .............        8,873,000        10,066,000         8,724,000
   Europe and United Kingdom ..................        1,172,000         2,271,000         2,903,000
   Africa .....................................          418,000           143,000           137,000
   South America ..............................        1,772,000         1,783,000         1,189,000
                                                    ------------      ------------      ------------
          Consolidated foreign revenues .......     $ 13,545,000      $ 15,166,000      $ 13,944,000
                                                    ============      ============      ============
Depreciation and amortization of property and
   equipment:
   United States ..............................     $    402,000      $    366,000      $    373,000
   Europe .....................................           36,000            24,000            18,000
   Brazil .....................................           12,000            15,000            15,000
Capital expenditures:
   United States ..............................     $    563,000      $    565,000      $    374,000
   Europe .....................................           20,000            64,000            14,000
   Brazil .....................................           18,000             5,000              --

(1) Sales between geographic areas are made at prices that generally approximate the prices of similar charges to unaffiliated customers.

-------------------------------------------------------------------------------
                                                                             17

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

     Approximately 97% of total revenues from continuing operations were derived from the petroleum industry during the year ended September 30, 1996 (96% and 99% during 1995 and 1994, respectively). Individual customers accounted for MPSI revenues which were in excess of 10% of consolidated revenues in 1996, 1995 or 1994 as follows:

                                                      1996                      1995                        1994
                                               -------------------        -------------------        -------------------
                                               AMOUNT            %        AMOUNT            %        AMOUNT            %
                                               -------------------        -------------------        -------------------
Exxon/Esso/Imperial......................       $6.3            29          $4.4           19           $3.8          19
Texaco/Caltex............................       $2.7            12          $1.3            6           $3.0          15
Shell....................................       $1.5             7          $2.8           12           $2.1          11
Amoco....................................       $2.1            10          $2.5           11           $1.4           7

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

8.  EMPLOYEE BENEFITS:

     Under an employee stock ownership and investment plan, all qualifying U.S. employees may contribute up to 16% of their annual earnings. Subject to certain limitations, the Company will contribute in cash or Common Stock an amount equal to but not less than 50% or more than 100% of a participant's salary deferral contributions that are not in excess of 6% of the participant's earnings for the year. Contributions may be invested in the Company's Common Stock or in five other equity or fixed-income funds. The Company recorded expense related to its matching contribution of $143,000, $132,000 and $114,000 in fiscal years 1996, 1995 and 1994, respectively. At September 30, 1996 and 1995, the Company had accrued $114,000 and $102,000 of liabilities for matching contributions to the 401(k) plan (which in each case represented the estimated Company match attributable to nine months of participant contributions since the Plan year ends December 31). During fiscal year 1996, the Company liquidated its matching contribution liability for the Plan year ended December 31, 1995 by contributing previously unissued Common Stock at a value of $133,000. During fiscal year 1995, the Company paid a $121,000 cash matching contribution applicable to the Plan year ended December 31, 1994. The matching contribution for Plan year 1996 will be paid during fiscal year 1997.

     The Company has reserved 750,000 shares of Common Stock for issuance of stock options under a 1988 stock option plan covering all employees which expires in 1998. An additional 129,000 shares are potentially issuable if outstanding options under a 1984 stock option plan are exercised. The remaining options under the 1984 plan expire from September 3, 1998 to November 28, 1999, and no further options may be granted under that plan.

     The following table summarizes the status of the plans at September 30, 1996:

                                                                                             NO.  OF        OPTION PRICE
                                                                                             SHARES           PER SHARE
                                                                                             ------           ---------
Outstanding September 30, 1993.....................................................         109,600        $ 2.25 - $17.50
   Granted.........................................................................          18,000        $ 3.00 - $ 4.50
   Cancelled.......................................................................         (15,500)                $ 2.25
                                                                                            -------
Outstanding September 30, 1994.....................................................         112,100        $ 2.25 - $17.50
   Granted.........................................................................          68,900                 $ 3.00
   Cancelled.......................................................................          (8,050)       $ 2.25 - $ 8.75
   Exercised.......................................................................          (4,333)                $ 2.25
                                                                                           --------
Outstanding September 30, 1995.....................................................         168,617        $ 2.25 - $17.50
   Granted.........................................................................         139,050        $ 3.50 - $ 5.50
   Cancelled.......................................................................          (8,884)       $ 2.25 - $17.50
   Exercised.......................................................................         (19,500)       $ 2.25 - $ 4.50
                                                                                            -------
Outstanding September 30, 1996.....................................................         279,283        $ 2.25 - $ 8.75
                                                                                            =======

Exercisable September 30, 1996.....................................................          98,288        $ 2.25 - $ 8.75
                                                                                           ========


     The Company accrued $92,000 at September 30, 1996 ($140,000 accrued at September 30, 1995); in connection with incentive award programs for certain employees. The awards were accrued based upon the Company's achievement of certain revenue and operating income objectives and the respective contributions of certain employees to the achievement of those objectives. The various incentive plans specify cash settlement of the accrued liability prior to December 31, 1996.

-------------------------------------------------------------------------------
                                                                             18

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

     At September 30, 1995, the Company had an accrual of approximately $110,000 in connection with discretionary employee performance awards in the form of deferred compensation. Such amount was earned and accrued based on the employee's performance during the year ended September 30, 1994. Under deferred compensation agreements with certain key employees as approved by the Compensation Committee, the Company will pay future cash awards to the specified employees upon the achievement, for thirty consecutive business days, of a $6.00 per share market price for the Company's Common Stock. Such payments could be made at any point after November 29, 1995, assuming stock price and other vesting requirements have been met. Based upon the stock price at September 30, 1996, the amount previously accrued has been reversed.

     At September 30, 1996 and 1995, the Company had accrued $607,000 and $546,000, respectively, related to employee vacations earned but not yet taken.

9.  COMMITMENTS AND CONTINGENCIES:

     The Company leases other office space and equipment under various agreements, substantially all of which have been accounted for as operating leases. Rental expense, including the leases described above, of $1,040,000 was recorded during the year ended September 30, 1996 ($1,095,000 and $1,265,000 in 1995 and 1994, respectively). Aggregate future rentals under these commitments are as follows: 1997--$770,000; 1998--$386,000, 1999--$40,000 and 2000--$7,000.

          During 1994, the Company leased computer equipment from its chairman and members of his family under various agreements which required aggregate quarterly payments of approximately $16,000 which expired in 1995. Approximately $45,000 was paid under such agreements during each of the years ended September 30, 1995 and 1994.

     In connection with the discontinued RSI business unit and sale of its assets as described in Note 2, the Company remains contingently liable until December 31, 1997, for certain lease obligations in the event that the purchaser does not fully perform in accordance with the lease terms. The Company has received no notices of non-performance on these obligations. At September 30, 1996, the aggregate remaining lease obligations assumed by the purchaser was $155,000 related to the office space which RSI occupied prior to the sale. The annual amounts under such lease obligations for which the Company might be liable in the event that Dakota fails to perform are: 1997--$124,000 and 1998--$31,000.

10.  SUPPLEMENTAL CASH FLOW INFORMATION:

     The following information concerning noncash transactions is provided to supplement the Consolidated Statements of Cash Flow.

     In the normal course of business, certain clients exercised contract cancellation options available in their software license agreements in response to economic downturns in their operating regions. As the Company, in accordance with its policy, had not recognized any revenues on such contingent portions of those agreements, the cancellations resulted in noncash reductions of long-term receivables and deferred revenues in the amount of approximately $435,000 during fiscal year 1996 and $65,000 during fiscal year 1995.

     The Company satisfied its 401(k) matching contribution for the Plan year ended December 31, 1995 by subsequently issuing its Common Stock. This transaction resulted in a noncash reduction of accrued liabilities and a corresponding increase in Common Stock and additional paid-in capital of approximately $133,000 in fiscal year 1996.

     The Company paid interest of $17,000 during fiscal year 1996, $12,000 during fiscal year 1995, and $16,000 in fiscal year 1994. Income taxes of $809,000, $220,000, and $295,000 were paid during fiscal years 1996, 1995 and
1994, respectively.

-------------------------------------------------------------------------------
                                                                             19

                                             MPSI Systems Inc. and Subsidiaries
-------------------------------------------------------------------------------

MARKET INFORMATION FOR MPSI COMMON STOCK

     During fiscal 1994 and through September 25, 1995, the Company's Common Stock was not listed with an established securities exchange and all purchases and sales occurred in direct negotiations or over the counter. Set forth below for those periods are the high and low bid prices, as adjusted giving effect to a one-for-ten reverse stock split on November 18, 1993. The trading symbol is "MPSI". Bid prices reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On September 26, 1995, the Company's Common Stock was listed on The NASDAQ SmallCap Market(SM) (hereafter NASDAQ). Information in the table below for the fourth quarter of fiscal 1995 and for fiscal 1996 reflects the high and low sales prices reported by NASDAQ.

                                                           HIGH      LOW
                                                           ----      ---
Fiscal 1994
  First Quarter Ended December 31, 1993............         7        5
   Second Quarter Ended March 31 ..................         7        4
   Third Quarter Ended June 30 ....................         5 1/4    2
   Fourth Quarter Ended September 30 ..............         4          3/4
Fiscal 1995
   First Quarter Ended December 31, 1994...........         2 5/8    1 1/2
   Second Quarter Ended March 31 ..................         2 1/2    1
   Third Quarter Ended June 30 ....................         7        1 1/2
   Fourth Quarter Ended September 30 ..............         7 1/2    3
Fiscal 1996
   First Quarter Ended December 31, 1995...........         7        4 3/4
   Second Quarter Ended March 31 ..................         5 1/4    3
   Third Quarter Ended June 30 ....................         3 1/2    2 3/4
   Fourth Quarter Ended September 30 ..............         4 1/4      5/8

     The 2,794,000 shares of Common Stock outstanding at September 30, 1996, were held by 923 stockholders of record. At that date, an additional 279,283 shares were subject to options to purchase Common Stock as discussed more fully in Note 8 to the Consolidated Financial Statements. The per share bid and offer prices on December 5, 1996, were $2.50 and $3.50, respectively. Common Stock that could be sold pursuant to Rule 144 under the 1933 Act totals 912,224 shares as of December 5, 1996.

     The Company intends to reinvest its earnings in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company has not paid cash dividends since its inception.



-------------------------------------------------------------------------------
                                                                             20

[INSIDE BACK COVER]
BOARD OF DIRECTORS

Ronald G. Harper
Chairman of the Board

John C. Bumgarner, Jr.
Senior Vice President
The Williams Companies
Tulsa, Oklahoma

Dr. David L. Huff
Faculty Member
The University of Texas
Austin, Texas

Joseph C. McNay
Chairman of the Board
Essex Investment
Management Company
Boston, Massachusetts

John J. McQueen
Attorney
Tulsa, Oklahoma

OFFICERS

Ronald G. Harper
President and
Chief Executive Officer

Bryan D. Porto
Sr. Vice President

Jyo Umezawa
Sr. Vice President

James C. Auten
Vice President and
Chief Financial Officer

Roger A. Finn
Vice President

Mark R. Davis
Vice President

Lance Taylor
General Manager

Linda K. Wells
Corporate Secretary
CORPORATE DATA

CORPORATE HEADQUARTERS:

MPSI Systems Inc.
8282 South Memorial Drive
Tulsa, Oklahoma 74133
TEL:  918/250-9611
FAX:  918/254-8764
http://www.mpsisys.com

AUDITORS:

Ernst & Young LLP
Tulsa, Oklahoma

REGISTRAR AND TRANSFER AGENT:

ChaseMellon Shareholder Services
Ridgefield Park, New Jersey

LEGAL COUNSEL:

Hall, Estill, Hardwick, Gable,
Golden & Nelson, P.C.
Tulsa, Oklahoma

ANNUAL MEETING:

11:00 a.m. February 4, 1997
The Grandview Hotel
Sunset Room
7900 South Lewis
Tulsa, Oklahoma

ANNUAL REPORTS:

Copies of the Form 10-K and Annual Report to Stockholders filed with the Securities and Exchange Commission are available without charge upon written request to:

       Linda K. Wells
       Corporate Secretary
       MPSI Systems Inc.
       8282 South Memorial Drive
       Tulsa, Oklahoma 74133

STOCK LISTING:

NASDAQ SmallCap(SM)   Symbol - MPSI

    MPSI, PVO, Location Volume and Facility Location Volume are registered trademarks of MPSI Systems Inc.
    The Intelligent Approach to Retail Marketing, MPSI's CAPS, Price Volume Optimizer, Market Monitor and PriceTracker are trademarks of MPSI Systems Inc.

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

                                      45